Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

BETWEEN

AGILYSYS, INC.,

AGILYSYS TECHNOLOGY SOLUTIONS GROUP, LLC,

ONX ACQUISITION LLC

and

ONX ENTERPRISE SOLUTIONS LIMITED

Dated as of May 28, 2011

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TABLE OF CONTENTS

Page
EXHIBIT A	-	Form of Bill of Sale and Assignment Agreement

EXHIBIT B	-	Form of Non-Competition Agreement

EXHIBIT C	-	Form of Transition Services Agreement

EXHIBIT D	-	Form of Assignment and Assumption Agreement

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This STOCK AND ASSET PURCHASE AGREEMENT, dated as of May 28, 2011, is made by and between Agilysys, Inc., an Ohio corporation (“Seller”), Agilysys Technology Solutions Group, LLC, a Delaware limited liability company (“Agilysys LLC”), OnX Acquisition LLC, a Delaware limited liability company (“Purchaser”) and OnX Enterprise Solutions Limited, an Ontario company (“Asset Purchaser”).

WHEREAS, Seller (i) owns (x) all of the issued and outstanding common shares (the “Agilysys Canada Shares”) of Agilysys Canada Inc., a company organized under the laws of Ontario (“Agilysys Canada”), and (y) all of the issued and outstanding shares (the “Agilysys Europe Shares”) of Agilysys Europe Technology Solutions Limited, a company organized under the laws of England and Wales (“Agilysys Europe”), and (ii) is the sole member (such interest, the “Agilysys LLC Equity” and, together with the Agilysys Canada Shares and the Agilysys Europe Shares, the “Subject Shares”) of Agilysys LLC. Agilysys Canada, Agilysys Europe and Agilysys LLC are referred to herein collectively as the “Companies”, and each individually, a “Company”.

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller all of the Subject Shares upon the terms and conditions contained in this Agreement.

WHEREAS, Agilysys LLC owns all of the assets, properties and rights, whether tangible or intangible, real, personal or mixed, accrued or contingent (including goodwill) set forth on Section 1.01(b) of the Seller Disclosure Letter (the “Purchased Assets”).

WHEREAS, Agilysys LLC desires to sell to Asset Purchaser and Asset Purchaser desires to purchase from Agilysys LLC, all right, title and interest of the Agilysys LLC in and to the Purchased Assets upon the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

Purchase and Sale of the Subject Shares and Purchased Assets; Closing

SECTION 1.01. Purchase and Sale of the Subject Shares and Purchased Assets.

(a) Purchase and Sale of the Purchased Assets. At the Closing, Agilysys LLC shall sell, transfer and deliver to Asset Purchaser, and Asset Purchaser shall purchase from Agilysys LLC, all of Agilysys LLC’s right, title and interest, direct or indirect, in and to the Purchased Assets.

(b) Purchase and Sale of the Subject Shares. At the Closing, Seller shall sell, transfer and deliver or cause to be sold, transferred and delivered to Purchaser, and Purchaser shall purchase from Seller, the Subject Shares.

SECTION 1.02. Consideration. In full consideration for the Subject Shares and the Purchased Assets, (i) the Purchaser shall pay to the Seller $63,000,000 for the Subject Shares and (ii) the Asset Purchaser shall pay to the Agilysys LLC $1,000,000(the “Asset Purchase Price”) for the Purchased Assets, totaling an aggregate purchase price of $64,000,000 (the “Purchase Price”), payable as set forth below in Section 1.03(b) and subject to adjustment as provided in Section 1.04. The purchase and sale of the Subject Shares is referred to in this Agreement as the “Entity Acquisition” and the purchase and sale of the Purchased Assets is referred to in this Agreement as the “Asset Acquisition”. The Entity Acquisition and the Asset Acquisition, collectively, is referred to in this Agreement as the “Acquisition”.

SECTION 1.03. Closing Date; Closing Deliveries.

(a) Closing Date. The closing of the Acquisition (the “Closing”) shall take place at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, at 10:00 a.m. on the second business day following the satisfaction of the conditions set forth in Article VI (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing by Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Closing Deliveries.

(i) At the Closing, Asset Purchaser shall deliver to Agilysys LLC the following:

(A) payment, by wire transfer to one or more bank accounts designated in writing by Agilysys LLC (such designation to be made by Agilysys LLC at least two business days prior to the Closing Date), an amount in immediately available funds equal, in the aggregate, to the Asset Purchase Price; and

(B) a counterpart to the Bill of Sale and Assignment Agreement attached as Exhibit A hereto (the “Bill of Sale”), duly executed by Asset Purchaser.

(ii) At the Closing, Agilysys LLC shall deliver to Asset Purchaser the following:

(A) the Purchased Assets, free and clear of all Liens, other than Permitted Liens;

(B) evidence reasonably satisfactory to Asset Purchaser of removal of all Liens, other than Permitted Liens, from the Purchased Assets; and

(C) a counterpart to the Bill of Sale duly executed by Agilysys LLC and such other deeds, bills of sale, endorsements, assignments and other instruments of conveyance and assignment reasonably necessary or appropriate to vest in the Asset Purchaser all right, title and interest in, to and under the Transferred Assets.

(iii) At the Closing, Purchaser shall deliver to Seller the following:

(A) payment, by wire transfer to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two business days prior to the Closing Date), an amount in immediately available funds equal, in the aggregate, to the Share Purchase Price;

(B) the certificate to be delivered pursuant to Section 6.03;

(C) a counterpart to the Non-Competition Agreement attached as Exhibit B hereto (the “Non-Competition Agreement”), duly executed by Purchaser;

(D) a counterpart to the Transition Services Agreement attached as Exhibit C hereto (the “Transition Services Agreement”), duly executed by Purchaser; and

(E) a counterpart to the assignment and assumption agreement attached as Exhibit D hereto, pursuant to which Seller will assign to Purchaser or its designee all of Seller’s right, title and interest in the Assumed Contracts and Purchaser or its designee will assume all executory obligations accruing or arising thereunder from and after the Closing Date (the “Assignment and Assumption Agreement”), duly executed by Purchaser or its designee.

(iv) At the Closing, Seller shall deliver to Purchaser the following:

(A) the Subject Shares, free and clear of all Liens, other than Permitted Liens, and certificates representing the Subject Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer;

(B) evidence reasonably satisfactory to Purchaser of removal of all Liens, other than Permitted Liens, from the Subject Shares and the assets of the Companies;

(C) the certificate to be delivered pursuant to Section 6.02;

(D) duly signed resignations, effective upon the Closing, of the officers and directors of each of the Companies as set forth on Section 1.03(b) of the Seller Disclosure Letter including a general release of each such Company from any and all claims, liabilities and obligations related to events, acts, conduct or omissions on or prior to the Closing Date;

(E) a counterpart of the Non-Competition Agreement duly executed by Seller;

(F) a counterpart of the Transition Services Agreement duly executed by Seller;

(G) a counterpart to the Assignment and Assumption Agreement duly executed by Seller.

(H) original corporate record books and stock record books and other books and records of each of the Companies (including, without limitation, the records of any Business employees, contractors or consultants and any log-in and security information relating to Company state registrations); and

(I) evidence reasonably satisfactory to Purchaser of the accomplishment of the Restructuring in accordance with the terms of this Agreement.

SECTION 1.04. Purchase Price Adjustment.

(a) At least three (3) business days prior to the Closing Date, Seller shall prepare, or cause to be prepared, using then available information, and deliver to Purchaser a working capital statement, together with the detailed work papers which support such statement (collectively, the “Estimated Working Capital Statement”) setting forth in reasonable detail Seller’s good faith estimate of the Net Working Capital as of the Closing Date (the “Estimated Working Capital”), which statement shall be prepared in accordance with the Accounting Standards. The Purchase Price to be paid at the Closing shall (i) be decreased dollar for dollar by the amount the Estimated Working Capital is less than the Target Working Capital or (ii) not be adjusted if the Estimated Working Capital is greater than the Target Working Capital (the Purchase Price, as decreased or not adjusted pursuant to this sentence, minus the Asset Purchase Price, the “Share Purchase Price”).

(b) Within ninety (90) days from the Closing Date (or such reasonable extension thereof as approved by Seller, such approval not to be unreasonably withheld), the Purchaser shall prepare a working capital statement setting forth the Net Working Capital as of the Closing Date (the “Closing Working Capital”), which statement shall be prepared in accordance with the Accounting Standards (such statement, the “Closing Date Working Capital Statement”). To the extent necessary to verify and confirm the accuracy of the Closing Date Working Capital Statement, Seller shall have the right to review the books and records of the Companies for a period of thirty (30) days following delivery by the Purchaser to the Seller of the Closing Date Working Capital Statement (the “Objection Deadline”). The Closing Date Working Capital Statement shall be binding and conclusive upon, and deemed accepted by, Seller unless Seller shall have notified Purchaser in writing by the Objection Deadline of any good faith objection thereto, which objection can only be (i) that the Closing Working Capital, as reflected on the Closing Date Working Capital Statement, (A) has not been prepared in accordance with the Accounting Standards or (B) contains mathematical errors on its face and/or

(ii) that the underlying amounts used to calculate the Closing Working Capital, as reflected in the Closing Date Working Capital Statement, are incorrect (any such objection, the “Seller’s Objection”), indicating in reasonable detail the basis for its objections and the specific adjustments to the Closing Working Capital reflected on the Closing Date Working Capital Statement which Seller believes should be made. Purchaser and Seller shall meet and confer in an effort to resolve such disagreement in good faith. Any items not disputed in a valid Seller’s Objection shall be deemed to have been accepted by Seller. If Seller and Purchaser are unable to resolve all of their disputes with respect to the calculation of the Closing Working Capital within thirty (30) days following Purchaser’s receipt of Seller’s Objection to the Closing Date Working Capital Statement and the aggregate net effect of all amounts remaining in dispute is less than or equal to $50,000, such disputed amounts shall be deemed to have been resolved in favor of the calculation of the Closing Working Capital set forth in the Closing Date Working Capital Statement delivered by Purchaser to Seller, but if the aggregate net effect of all amounts remaining in dispute exceeds $50,000, then the parties shall refer their remaining differences to an independent public accounting firm mutually agreed to by the parties (the “Accounting Firm”) for decision, which decision shall be final and binding on the parties upon delivery of the Accounting Firm’s written opinion. Within thirty (30) days following the reference of such dispute to the Accounting Firm, Seller shall submit any unresolved elements of Seller’s Objection to the Accounting Firm in writing (with a copy to Purchaser), supported by any documents and/or affidavits upon which it relies. Failure to do so without reasonable cause shall constitute a withdrawal by Seller of Seller’s Objection with respect to any unresolved element to which such failure relates. Within thirty (30) days following Seller’s submission of the unresolved elements of Seller’s Objection as specified in the immediately preceding sentence, Purchaser shall submit its response to the Accounting Firm in writing (with a copy to Seller), supported by any documents and/or affidavits upon which it relies. The Accounting Firm shall act as an expert and not as an arbitrator to determine based solely on the provisions of this Section 1.04 and the submissions of Purchaser and Seller, and not by independent review, only those issues still in dispute and only as to whether: (i) such amounts were arrived at in conformity with the Accounting Standards and Section 1.04(a) hereof; (ii) the Closing Date Working Capital Statement contains mathematical errors on its face and/or (iii) the underlying amounts used to calculate the Closing Working Capital as reflected in the Closing Date Working Capital Statement were incorrect. The Accounting Firm shall review the written submissions from Seller and Purchaser and shall deliver its written opinion setting forth the proper amount of any disputed item within the scope of its review within a reasonable time following its receipt of such written submissions of Purchaser and Seller. The scope of the disputes to be resolved by the Accounting Firm is limited to the unresolved portion of the Seller’s Objection submitted by Seller and the Accounting Firm may not assign a value to any disputed item greater than the greatest value for such item claimed by any party or less than the lowest value for such item claimed by any party. Purchaser and Seller shall make readily available to the Accounting Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to Seller’s Objection and the Closing Date Working Capital Statement, respectively, and all other items reasonably requested by the Accounting Firm. The fees and expenses of the Accounting Firm, if any, shall be paid by the parties based on the outcome of the dispute referred to the Accounting Firm: the party whose calculation of the Net Working Capital as of the Closing Date is farthest from the calculation thereof by the Accounting Firm shall pay such fees and expense and if the difference between the calculations of the Net Working Capital as of the Closing Date by Purchase and Seller, respectively, and the calculation thereof by the Accounting Firm is equal, the parties shall equally split such fees and expenses.

(c) The Closing Date Working Capital Statement shall become final and binding on the parties upon the earliest of (i) if no Seller’s Objection has been timely filed, the Objection Deadline, (ii) the date of an agreement in writing by Seller and Purchaser that the Closing Date Working Capital Statement, together with any modifications thereto agreed by Seller and Purchaser, shall be final and binding and (iii) the date on which the Accounting Firm shall issue its written determination with respect to any dispute relating to the Closing Date Working Capital Statement. The Closing Date Working Capital Statement, (A) as submitted by Purchaser if no timely Seller’s Objection has been given, (B) as adjusted pursuant to any agreement between the parties or (C) as determined pursuant to the decision of the Accounting Firm, as the case may be, is herein referred to as the “Final Working Capital Statement.”

(d) If the Estimated Working Capital is less than the Target Working Capital, the Share Purchase Price shall be adjusted as follows: (i) if the Net Working Capital as of the Closing Date set forth in the Final Working Capital Statement (the “Final Working Capital”) is less than the Estimated Working Capital, the Share Purchase Price shall be decreased dollar for dollar by the amount the Estimated Working Capital exceeds the Final Working Capital; (ii) if the Final Working Capital is greater than the Estimated Working Capital but less than or equal to the Target Working Capital, the Share Purchase Price shall be increased dollar for dollar by the amount the Final Working Capital exceeds the Estimated Working Capital; and (iii) if the Final Working Capital is greater than the Target Working Capital, the Share Purchase Price shall be increased dollar for dollar by the amount the Purchase Price was decreased pursuant to Section 1.04(a). If Target Working Capital is less than Estimated Working Capital, the Share Purchase Price shall be adjusted as follows: (i) if the Final Working Capital is less than the Target Working Capital, the Share Purchase Price shall be decreased dollar for dollar by the amount the Target Working capital exceeds the Final Working Capital and (ii) if the Final Working Capital is greater than the Target Working Capital, there shall be no adjustment of the Share Purchase Price. Any adjustments to the Share Purchase Price made pursuant to this Section 1.04(d) shall be paid by wire transfer of immediately available funds to the account or accounts specified by Purchaser or Seller, as the case may be, within five (5) business days after the issuance of the Final Working Capital Statement.

ARTICLE II

Representations and Warranties

Relating to Seller and the Subject Shares

Except as set forth in corresponding section of the letter from Seller, dated the date of this Agreement, addressed to Purchaser (the “Seller Disclosure Letter”), it being understood that the information and disclosures contained in any particular section of the Seller Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other section of the Seller Disclosure Letter as though fully set forth therein to the extent that the applicability of such information and disclosure to such other section is reasonably apparent on its face, Seller hereby represents and warrants to Purchaser as of the date of this Agreement, and as of the Closing, as follows:

SECTION 2.01. Organization, Standing and Power. Seller is duly organized, validly existing and in good standing under the Laws of the State of Ohio and has full corporate power and authority to own the Subject Shares, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller to (i) perform its obligations under this Agreement or (ii) consummate the Acquisition and the other transactions contemplated hereby (a “Seller Material Adverse Effect”).

SECTION 2.02. Authority; Execution and Delivery; Enforceability. Seller has full power and authority to execute each of this Agreement and the Ancillary Agreements and, subject to the receipt of the Seller Shareholder Approval, to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement, the Ancillary Agreements and the consummation by Seller of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, subject to the receipt of the Seller Shareholder Approval. The Seller board of directors has unanimously adopted resolutions authorizing and recommending that the shareholders of Seller vote in favor of authorizing the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements (the “Seller Board Recommendation”). Seller has duly executed and delivered this Agreement, and this Agreement constitutes, and the Ancillary Agreements, when executed and delivered, will constitute, its valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “General Enforceability Exceptions”).

SECTION 2.03. No Conflicts; Consents. The execution and delivery by Seller of each of this Agreement and the Ancillary Agreements does not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby and compliance by Seller with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Seller under, any provision of (i) its articles of incorporation or code of regulations, (ii) any Contract to which Seller is a party or by which any of Seller’s properties or assets is bound other than those related to the Business or (iii) any Judgment or Law applicable to Seller or Seller’s properties or assets other than those related to the Business; other than, in the case of clauses (ii) and (iii), any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition or the other transactions contemplated hereby, other than (A) the filing with the SEC of the Proxy Statement relating to the Shareholders Meeting, and (B) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.

SECTION 2.04. The Subject Shares. Seller owns all of the issued and outstanding Agilysys Canada Shares and Agilysys Europe Shares and is the sole member of Agilysys LLC, and has good and valid title to the Subject Shares, free and clear of all Liens.

Assuming Purchaser has the requisite power and authority to be the lawful owner of the Subject Shares, upon delivery to Purchaser at the Closing of certificates representing the Subject Shares, duly endorsed by Seller for transfer to Purchaser, and upon Seller’s receipt of the Purchase Price, good and valid title to the Subject Shares will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates. Other than this Agreement, the Subject Shares are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Subject Shares.

SECTION 2.05. Voting. The Seller Shareholder Approval is the only vote of the holders of any class or series of the capital stock of Seller necessary (under the articles of incorporation and code of regulations of Seller, other applicable Laws or otherwise) to approve and authorize this Agreement, the Acquisition and the other transactions contemplated by this Agreement.

ARTICLE III

Representations and Warranties

Relating to the Companies and the Business

Except as set forth in the corresponding section of the Seller Disclosure Letter, it being understood that the information and disclosures contained in any particular section of the Seller Disclosure Letter shall be deemed to be disclosed and incorporated by reference in any other section of the Seller Disclosure Letter as though fully set forth therein to the extent that the applicability of such information and disclosure to such other section is reasonably apparent on its face, Seller hereby represents and warrants to Purchaser as of the date of this Agreement, and as of the Closing, as follows:

SECTION 3.01. Organization; Standing and Power; Authority; Execution and Delivery; Enforceability.

(a) Each of the Companies (i) is an entity duly organized, validly existing and (where such term is of legal significance) in good standing under the Laws of its jurisdiction of organization, (ii) has full corporate power and authority to carry on its business as presently conducted, (iii) is duly qualified and (where such term is of legal significance) in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except, in the case of clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Seller has made available to Purchaser true and complete copies of (i) the (A) certificate and articles of incorporation and by-laws of Agilysys Canada, (B) certificate of incorporation, memorandum of association and articles of association of Agilysys Europe and (C) certificate of formation and operating agreement of Agilysys LLC, in each case, as amended to date (or equivalent organizational documents) (collectively, the “Company Organizational Documents”), and (ii) the stock certificate and transfer books and the minute books of each of the Companies.

(c) Agilysys LLC has full power and authority to execute each of this Agreement and the Ancillary Agreements to which it is a party and to consummate the Asset Acquisition and the other transactions to be performed by Agilysys LLC contemplated hereby or thereby. The execution and delivery by Agilysys LLC of this Agreement, the Ancillary Agreements to which it is a party and the consummation of the Asset Acquisition and the other transactions to be performed by Agilysys LLC contemplated hereby or thereby have been duly authorized by all necessary corporate action. Agilysys LLC has duly executed and delivered this Agreement, and this Agreement constitutes, and the Ancillary Agreements to which it is a party, when executed and delivered, will constitute, its valid and binding obligation, enforceable against Agilysys LLC in accordance with its terms, subject to the General Enforceability Exceptions.

SECTION 3.02. Capital Stock of the Companies.

(a) The authorized capital stock of Agilysys Canada consists of 13,000,000 common shares, with no par value, of which 13,000,000 shares are issued and outstanding. The authorized capital stock of Agilysys Europe consists of 1,000 shares, par value £1 per share, of which 1,000 shares are issued and outstanding. Except for the Subject Shares, there are no shares of capital stock, membership interests or other equity securities of any of the Companies issued, reserved for issuance or outstanding. The Subject Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right, the Company Organizational Documents or any Contract to which any of the Companies is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of any of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Subject Shares may vote (“Voting Company Debt”). There are not any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which any of the Companies is a party or by which any of them is bound (i) obligating any of the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, any of the Companies or any Voting Company Debt or (ii) obligating any of the Companies to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. There are not any outstanding contractual obligations of any of the Companies to repurchase, redeem or otherwise acquire any shares of capital stock or equity interests of any of the Companies.

(b) As of the date of this Agreement, no Company owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As of the date of this Agreement, no Company has any outstanding loans, advances or capital contributions to, or investments in, any other Person.

SECTION 3.03. No Conflicts; Consents. The consummation of the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of any of the Companies or Seller under, any provision of (i) the Company Organizational Documents, (ii) any Company Contract or (iii) any Judgment or Law applicable to any of the Companies, their respective properties or assets or the Seller’s property or assets related to the Business. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any of the Companies in connection with the execution, delivery and performance of each of this Agreement and the Ancillary Agreements or the consummation of the Acquisition or the other transactions contemplated hereby or thereby, other than (A) the filing with the SEC of the Proxy Statement relating to the Shareholders Meeting and (B) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.

SECTION 3.04. Financial Statements. Section 3.04 of the Seller Disclosure Letter sets forth true and complete copies of the unaudited balance sheets of the Business as at December 31, 2010 (the “Balance Sheet”) and as at March 31, 2011 (together with the Balance Sheet, the “Balance Sheets”), and the unaudited statement of EBITDA for the Business for the nine months ended December 31, 2010, and for the twelve month period from April 1, 2010, through March 31, 2011 (together with the Balance Sheets, the “Financial Statements”). The Financial Statements have been prepared in conformity with GAAP consistently applied (except for the absence of footnote disclosure) and in accordance with the accounting principles, practices, methodologies and policies set forth on Section 3.04 of the Seller Disclosure Letter (the “Accounting Standards”) and on that basis fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Companies as of the respective dates thereof and for the respective periods indicated.

SECTION 3.05. Absence of Changes or Events. From December 31, 2010 (the “Balance Sheet Date”), until the date hereof, (a) other than the Restructuring, the Business has been conducted only in the ordinary course consistent with past practice, (b) other than the Restructuring, there has been no change or development or combination of changes or developments that has had or would reasonably be expected to have a Company Material Adverse Effect and (c) Seller has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01(i), (iii), (x), (xi), (xiv), (xv) (with respect to loans or advances in any other Person), (xvii) and (xviii) (with respect to each of the sub-sections referenced in this Section 3.05(c)). From March 30, 2011, until the date hereof, Seller has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01(iv) and (v).

SECTION 3.06. Undisclosed Liabilities. None of the Companies has any liability (and to Seller’s Knowledge there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability), except for: (a) liabilities set forth on the face of the Balance Sheet (rather than in the notes thereto); (b) liabilities (other than indebtedness for borrowed money) incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date ; and (c) liabilities set forth on Section 3.06 of the Seller Disclosure Letter. The Companies have no capital lease obligations, contingently or otherwise, as obligor or guarantor, and have no agreement or understanding with any Person to enter into or assume any such obligations.

SECTION 3.07. Assets Other than Real Property Interests.

(a) The Companies collectively have good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, other than ordinary course sales of inventory disposed of since the Balance Sheet Date, in each case, free and clear of all Liens, except (i) such Liens as are set forth in Section 3.07 of the Seller Disclosure Letter and (ii) Permitted Liens. The Purchased Assets are not subject to any restrictions with respect to their transferability.

(b) This Section 3.07 does not relate to real property or interests in real property, such items being exclusively governed by Section 3.08, or to Intellectual Property, such items being exclusively governed by Section 3.09.

SECTION 3.08. Real Property. The Companies do not hold fee or comparable title to any real property. Section 3.08 of the Seller Disclosure Letter sets forth a complete list of all real property and interests in real property leased by any of the Companies (individually, a “Leased Property”). The Companies collectively have good and valid title to the leasehold estates in all Leased Property (a Leased Property being sometimes referred to herein, individually, as a “Company Property”), in each case free and clear of all Liens, except (i) such Liens as are set forth in Section 3.08 of the Seller Disclosure Letter, (ii) Permitted Liens, and (iii) any Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding any other representation or warranty contained in this Article III, except for Section 3.03, Section 3.10 and the last sentence of Section 3.06, the representations and warranties contained in this Section 3.08 constitute the sole representations and warranties of Seller relating to the Company Property.

SECTION 3.09. Intellectual Property.

(a) Section 3.09 of the Seller Disclosure Letter sets forth a true and complete list of each item of material Company Intellectual Property that is Registered, indicating for each such item the registration or application number and the applicable filing jurisdiction.

(b) The Companies own all right, title and interest in and to each item of Company Intellectual Property. The Companies have valid licenses to use the Licensed Intellectual Property in connection with the Business as presently conducted, which licenses shall not terminate, be terminable, or put any Company in breach of such licenses as a consequence of the transactions contemplated by this Agreement. To the Knowledge of Seller, the Company Intellectual Property, together with (A) the Licensed Intellectual Property, (B) any Intellectual Property that is licensed to the Companies from any third party pursuant to any “shrink-wrap” or “click-wrap” license or any license concerning generally commercially available software, and (C) any Intellectual Property for which no license is required under applicable Law, includes all of the Intellectual Property used by the Companies in connection with the Business as presently conducted. No Company Intellectual Property that is Registered and, to the Knowledge of Seller, no Licensed Intellectual Property or other Company Intellectual

Property is subject to any outstanding order, judgment, decree or Contract adversely affecting the Companies’ use thereof or rights thereto. To the Knowledge of Seller, the conduct of the Business as presently conducted does not infringe the Intellectual Property of any third party, and no Proceedings alleging any such infringement are pending or, to the Knowledge of Seller, threatened or asserted. To the Knowledge of Seller, no third party is infringing any Company Intellectual Property.

(c) For purposes of this Agreement, (i) “Intellectual Property” means all patents and patent applications, trademarks, service marks, trade names, trade dress, and domain names together with the goodwill associated exclusively therewith, copyrights, including copyrights in computer software, confidential and proprietary information, including trade secrets and know-how, and registrations and applications for registration of the foregoing, (ii) “Company Intellectual Property” means all Intellectual Property owned by the Companies, (iii) “Licensed Intellectual Property” means all Intellectual Property that is licensed to the Companies from any third party pursuant to any Contract other than any “shrink-wrap” and “click-wrap” license or any license concerning generally commercially available software, and (iv) “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(d) Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in this Section 3.09 constitute the sole representations and warranties of Seller relating to Intellectual Property.

SECTION 3.10. Contracts.

(a) Section 3.10 of the Seller Disclosure Letter sets forth a complete and correct list of each Contract (each such Contract, a “Company Contract”):

(i) with customers, manufacturers and vendors or, to the Knowledge of Seller, any other Person (A) to which Seller is a party that is used primarily in the Business and (B) to which any of the Companies is a party, in each case, that is reasonably likely to involve consideration of more than $3,500,000, in the aggregate, with respect to Contracts other than vendor/reseller Contracts, and more than $1,000,000, in the aggregate, with respect to vendor/reseller Contracts, in each case, over a twelve-month period of such Contract;

(ii) that, to the Knowledge of Seller, (x) limits, or purports to limit, the ability of any of the Companies to compete in any line of business or with any Person or in any geographic area or during any period of time, (y) other than pursuant to Contracts with customers, manufacturers or vendors entered into in the ordinary course of business, restricts the right of any of the Companies to sell to or purchase from any Person or to hire any Person, or (z) grants the other party or any third person “most favored nation” status; and

(iii) other than pursuant to Contracts with customers, manufacturers or vendors entered into in the ordinary course of business, that, to the Knowledge of Seller, provides for indemnification to or from any Person to which any of the

Companies is a party, in each case, with respect to liabilities relating to any current or former business of the Companies or any predecessor Person, in each case, that could involve liability in excess of $1,000,000.

(b) Seller has delivered or made available to Purchaser a correct and complete copy of each Company Contract. Each Company Contract is in full force and effect and is valid, binding and enforceable against the parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, and no Company is in breach or violation of, or default under, any Company Contract. To the Knowledge of Seller, no third party is in breach or violation of, or default under, any Company Contract or intends to terminate any Company Contract.

(c) No Company Contract requires the consent of any Person as a result of the transactions contemplated by this Agreement, and no Company Contract shall terminate, be terminable, or put any Company in breach of such Company Contract as a result of the transactions contemplated by this Agreement.

SECTION 3.11. Taxes.

(a) Each of the Companies has (i) timely filed all Tax Returns required to be filed by it under applicable Law, and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with applicable Law, (ii) paid all Taxes of the Companies that have become due or payable, and (iii) withheld or paid all other Taxes in connection with, relating to, or arising out of its business and operations for which a notice of assessment or demand for payment has been received, except for Taxes that are being contested in good faith by appropriate Proceedings and are disclosed in Section 3.11(a) of the Seller Disclosure Letter. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Companies.

(b) No foreign, federal, state, or local Tax audits or administrative or judicial Tax Proceedings are pending or being conducted with respect to Agilysys Canada, Agilysys Europe, and Agilysys LLC. Agilysys Canada, Agilysys Europe, and Agilysys LLC have not received from any Taxing Authority (including in jurisdictions where Agilysys Canada, Agilysys Europe, and Agilysys LLC have not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Agilysys Canada, Agilysys Europe, and Agilysys LLC. Seller has delivered to Purchaser correct and complete copies of all foreign income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Agilysys Canada and Agilysys Europe filed or received since December 31, 2007. Agilysys LLC does not file separate federal Tax Returns, and is and at all times since its formation has been a disregarded entity for federal and state income tax purposes.

(c) The Companies have no liability for the Taxes of any Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise. None of the Companies is a party to or bound by any agreement, whether written or unwritten, providing for payment, indemnity, sharing, or allocation in respect of Taxes.

(d) The Companies have not distributed stock of another Person, nor has any Company had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.

(e) Agilysys Canada, Agilysys Europe, and Agilysys LLC have not agreed to any extension or waiver of the statute of limitations applicable to any Tax Returns, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired. No power of attorney granted by the Companies with respect to any Taxes is currently in force.

(f) All Taxes that the Companies are legally required to withhold or collect in connection with any amount paid or owing to any employee of or independent contractor to the Companies have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(g) None of the Companies that are organized in a jurisdiction other than the United States (i) is a passive foreign investment company within the meaning of the Code, (ii) is, or at any time has been, engaged in the conduct of a trade or business within the United States, (iii) is or has been subject to Tax in the United States, (iv) has, or at any time has had, an investment in “United States property” within the meaning of Section 956(c) of the Code; (v) has or has had any material amount of “subpart F income” as defined in Section 952 of the Code, and (vi) has made an election to be treated as a disregarded entity for United States federal or state income tax purposes.

(h) Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in this Section 3.11 constitute the sole representations and warranties of Seller relating to the Taxes of the Companies.

(i) For purposes of this Agreement:

“Tax” or “Taxes” shall mean all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, escheat, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts.

“Taxing Authority” shall mean any Governmental Entity exercising Tax regulatory authority.

“Tax Return” or “Tax Returns” shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, in each case that is required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

SECTION 3.12. Proceedings. There are no Proceedings or claims pending or, to the Knowledge of Seller, threatened against any of the Companies, the Business or the Purchased Assets.

SECTION 3.13. Benefit Plans. Section 3.13 of the Seller Disclosure Letter sets forth a correct and complete list identifying each bonus, pension, ill-health, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, paid time off, employment, consulting, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, employee assistance, educational assistance, service award, redundancy, severance or other employee benefit plan, agreement, arrangement or understanding which is maintained, administered or contributed to by the Companies or any of their ERISA Affiliates (or, with respect to entities not organized in the United States of America, Affiliates) or pursuant to which the Companies have any liability (contingent or otherwise). Such plans are referred to collectively herein as the “Employee Plans.” Each Employee Plan is in writing. True and correct copies of each Employee Plan have been delivered or made available to Purchaser, along with for each Employee Plan, where applicable, (i) the most recent annual report on Form 5500 (including schedules) filed with the Department of Labor, (ii) the most recent summary plan description and any summaries of material modifications to such summary plan description for each Plan, and (iii) the most recent favorable Internal Revenue Service determination or opinion letter (or similar type of letter from Her Majesty’s Revenue & Customs). Each Employee Plan has been administered in accordance with its terms and in compliance with applicable Law and all documents which are required to be filed with any regulatory authority have been so filed and all tax clearances and approvals necessary to obtain favorable tax treatment for the Companies and/or the participants in the Employee Plans have been obtained and not withdrawn and no act or omission has occurred which has or could prejudice any such tax clearance and/or approval. The Companies have made all required contributions to the Employee Plans through the date of this Agreement and through the Closing Date except for required contributions to the Employee Plans that are reflected as liabilities on the Final Working Capital Statement, and no Company has any financial liability to any Employee Plans relating to any period on or before the Closing Date. None of the Companies nor any of their respective ERISA Affiliates maintain, contribute to or sponsor a multiemployer plan as defined in Section 3(37) of ERISA or a plan that is otherwise subject to Title IV of ERISA. None of the Companies or any of their respective ERISA Affiliates have incurred any liability (contingent or otherwise) with respect to a plan subject to Title IV of ERISA. There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan that could result in any liability to the Companies. The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of any of the Companies to severance pay or any other payment that is or will be paid by the Companies, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due any such employee, consultant or officer or (iii) cause or result in a limitation on the right of the Companies to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust. No amount paid or payable by the Companies in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G or Section 4999 of the Code. Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in this Section 3.13 and in Section 3.15 constitute the sole representations and warranties of Seller relating to the Employee Plans, labor, labor relations or employment.

SECTION 3.14. Compliance with Applicable Laws; Permits.

(a) The Companies are in compliance with all applicable Laws in all material respects. No Company has received any written notice since January 1, 2008 from a Governmental Entity alleging that any of the Companies is not in compliance in any material respect with any applicable Law. This Section 3.14 does not relate to matters with respect to Taxes or Employee Plans, such items being exclusively governed by Sections 3.11 and 3.13, respectively, or Environmental Laws, for which no representations or warranties are being made by Seller.

(b) The Companies have all governmental permits, licenses, franchises, variances, exemptions, exceptions, orders and other governmental authorizations, consents, clearances and approvals necessary to conduct the Business as presently conducted (collectively, the “Permits”) in compliance with applicable Law, which Permits shall not terminate, be terminable, or put any Company in breach of such Permits as a result of the transactions contemplated by this Agreement. The Companies have filed or caused to be filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Entity necessary to maintain all of the Permits in full force and effect, except in each case for any Permits the failure of which to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.15. Labor Relations.

(a) There are no Contracts, collective bargaining agreements and other labor agreements between any of the Companies, on the one hand, and any certified or lawfully recognized labor organization representing Employees employed by any of the Companies, on the other hand.

(b) No labor strike, work stoppage or slowdown is pending or, to Knowledge of Seller, threatened.

(c) The Companies have not committed any unfair labor practice or other violation of employment or wage Law, and there is no charge, claim or complaint against any of the Companies by a Governmental Entity or Employee pending or, to Knowledge of Seller, threatened. The Companies and their respective Affiliates have complied in all material respects with all applicable laws, rules and regulations relating to labor, labor relations or employment.

(d) The Companies have withheld and paid to the appropriate governmental authority or are holding for payment not yet due to such governmental authority all amounts required to be withheld from employees of the Companies and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any applicable laws relating to the employment of labor. The Companies have paid in full to all their respective employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(e) Notwithstanding any other representation or warranty contained in this Article III, the representations and warranties contained in this Section 3.13 and in Section 3.15 constitute the sole representations and warranties of Seller relating to the Employee Plans, labor, labor relations or employment.

SECTION 3.16. Affiliate Transactions. Other than as set forth in Schedule 3.16 of the Seller Disclosure Letter or as reflected in the Financial Statements, there are no transactions or agreements between any of the Companies, on the one hand, and any Affiliate (other than any of the Companies) of Seller or the Companies, on the other hand, that require the fulfillment of any obligations, liabilities or payments by any of the Companies on or after the Closing Date (collectively, “Intercompany Agreements”). None of the Companies are indebted or liable to Seller or any of their respective Affiliates (other than other Companies), and all other amounts owed for advances or indebtedness for borrowed money owed by the Companies to Seller or any of their Affiliates have been repaid or otherwise eliminated in connection with the Restructuring (collectively, “Intercompany Debt”).

SECTION 3.17. Sufficiency of Assets. The assets currently owned or leased by the Companies, together with the assets being transferred to the Companies prior to the Closing pursuant to the Restructuring, the Assumed Contracts (including those maintained for the benefit of Purchaser under Section 5.05(d)), the services to be provided by Seller pursuant to the Transition Services Agreement and the Purchased Assets to be sold to the Asset Purchaser hereunder, are sufficient for the continued conduct of the Business from and after the Closing Date in substantially the same manner as the Business is currently conducted.

SECTION 3.18. Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees and expenses of which will be paid by Seller or its Affiliates (other than the Companies), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Companies.

SECTION 3.19. Customers and Suppliers. No material customer of or material supplier to the Business has notified the Companies, Seller or any of their Affiliates of an intent to discontinue or substantially reduce the business it does with the Business, or to materially change the terms thereof.

SECTION 3.20. Shared Bank Accounts. Section 3.20 of the Seller Disclosure Letter sets forth a true and complete list of each bank account that Seller and/or its Affiliates (other than the Companies) share with one of more of the Companies (the “Shared Bank Accounts”).

ARTICLE IV

Representations and Warranties of Purchaser and Asset Purchaser

Each of Purchaser (with respect to the representations by Purchaser set forth in Section 4.01 through Section 4.07, inclusive) and Asset Purchaser (with respect to the representations by Asset Purchaser set forth in Section 4.01 through Section 4.04, inclusive, Section 4.06 and Section 4.07) (each, as the case may be, a “Representing Party”), hereby represents and warrants to Seller, as of the date hereof, and as of the Closing, as follows:

SECTION 4.01. Organization, Standing and Power. Such Representing Party is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Representing Party to (i) perform its obligations under this Agreement or (ii) consummate the Entity Acquisition or the Asset Acquisition, as the case may be, and the other transactions to be performed by such Representing Party contemplated hereby (a “Purchaser Material Adverse Effect”).

SECTION 4.02. Authority; Execution and Delivery; Enforceability. Such Representing Party has full power and authority to execute each of this Agreement and the Ancillary Agreements to which it is a party and to consummate the Entity Acquisition or the Asset Acquisition, as the case may be, and the other transactions to be performed by such Representing Party contemplated hereby or thereby. The execution and delivery by such Representing Party of this Agreement, the Ancillary Agreements to which it is a party and the consummation of the Entity Acquisition or Asset Acquisition, as the case may be, and the other transactions to be performed by such Representing Party contemplated hereby or thereby have been duly authorized by all necessary corporate action. Such Representing Party has duly executed and delivered this Agreement, and this Agreement constitutes, and the Ancillary Agreements to which it is a party, when executed and delivered, will constitute, its valid and binding obligation, enforceable against each such Representing Party in accordance with its terms, subject to the General Enforceability Exceptions.

SECTION 4.03. No Conflicts; Consents. The execution and delivery by such Representing Party of each of this Agreement and the Ancillary Agreements to which it is a party does not, and the consummation of the Entity Acquisition or the Asset Acquisition, as the case may be, and the other transactions to be performed by such Representing Party contemplated hereby and thereby and compliance by such Representing Party with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Representing Party or any of its subsidiaries under, any provision of (i) the certificate of incorporation or bylaws (or equivalent organizational documents) of such Representing Party, (ii) any Contract to which such Representing Party is a party or by which any of its properties or assets is bound or (iii) any Judgment or Law applicable to such Representing Party or its properties or assets, other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to such Representing Party in connection with the execution, delivery and performance of this Agreement or the consummation of the Entity Acquisition or the Asset Acquisition, as the case may be, or the other transactions to be performed by such Representing Party contemplated hereby.

SECTION 4.04. Proceedings. There are no Proceedings or claims pending or, to the Knowledge of Purchaser, threatened against such Representing Party or any of its Affiliates that, if determined adversely to such Representing Party or such Affiliate, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

SECTION 4.05. Securities Law Compliance. The Subject Shares purchased by Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Subject Shares so acquired by it in violation of any of applicable securities Laws.

SECTION 4.06. Financing; Availability of Funds. Such Representing Party has, or shall have at the Closing, cash available that is sufficient to enable it to consummate the Entity Acquisition or the Asset Acquisition, as the case may be, and the other transactions to be performed by such Representing Party contemplated by this Agreement.

SECTION 4.07. Financial Position of Purchaser After the Closing. At or immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement, such Representing Party will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liabilities on its debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they mature.

ARTICLE V

Covenants

SECTION 5.01. Covenants Relating to Conduct of Business. Except as set forth in Section 5.01 of the Seller Disclosure Letter or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, from the date of this Agreement to the Closing, Seller shall cause the Business to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted including without limitation with respect to the invoicing, collection and payment of payables and receivables, and, to the extent consistent therewith, use reasonable best efforts to keep intact the respective businesses of the Companies, keep available the services of their current employees and preserve the good will of their customers, suppliers, licensors, licensees, distributors and others with whom they deal; provided, however, that Seller shall not be obligated to, directly or indirectly, provide any funds to any of the Companies other than ordinary working capital, consistent with past practice. In addition (and without limiting the generality of the foregoing), except as provided in Section 5.08(a) or as set forth in Section 5.01 or Section 5.12 of the Seller Disclosure Letter or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, Seller shall not permit any of the Companies to do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed):

(i) amend the Company Organizational Documents;

(ii) (A) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, (B) issue, deliver or sell any shares of its capital stock or any option, warrant or right relating thereto or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (C) adjust, split, combine or reclassify its capital stock, (D) grant any Person any right or option to acquire any shares of its capital stock, or enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(iii) make, declare or pay any dividend or distribution on any shares of its capital stock;

(iv) adopt or amend in any material respect any Employee Plan (or any plan that would be an Employee Plan if adopted);

(v) grant to any executive officer or Employee any increase in compensation or benefits, except in the ordinary course of business and consistent with past practice or as may be required under existing Contracts and except for any increases for which Seller or its Affiliates (other than the Companies) shall be solely obligated;

(vi) hire any new Employee, except for Employees transferred in compliance with Section 5.08(a);

(vii) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness or, except in the ordinary course of business, incur or assume any other liabilities or obligations;

(viii) permit, allow or suffer any of its assets to become subjected to any Lien of any nature whatsoever that would have been required to be set forth in Section 3.07 of the Seller Disclosure Letter if existing on the date of this Agreement;

(ix) make any change in any method of accounting or accounting practice or policy other than those required by GAAP or other applicable Laws (to the extent so required);

(x) acquire by merging or consolidating with, or by purchasing the assets or equity interests of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material;

(xi) make or incur any capital expenditures that are not currently approved or budgeted and expressly disclosed to Purchaser and that, in the aggregate, are in excess of $100,000;

(xii) sell, lease, license or otherwise dispose of any of its assets in excess of $100,000, except inventory sold in the ordinary course of business and consistent with past practice;

(xiii) subject to Section 5.02, (A) enter into any Company Contract or into any Contract (i) with Seller or its Affiliates, (ii) providing for exclusivity or otherwise restricting the ability of any Company to operate and compete in any field, product line, geographic area, or in any other manner, or (iii) providing for most favored nation pricing, or (B) terminate, cancel or amend in any material respect any Company Contract, other than new customer or supplier contracts entered into in the ordinary course of business and in consultation with Purchaser;

(xiv) make or revoke any material Tax election, settle or compromise any material Tax claim, file any material amended Return, but only to the extent that any such action could have an adverse effect on the Tax liability of the Companies following the Closing;

(xv) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(xvi) enter into any Contract with Seller or any Affiliates of Seller;

(xvii) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice; or

(xviii) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions.

SECTION 5.02. No Solicitation.

(a) From and after the date of this Agreement, Seller shall not, and shall ensure that its subsidiaries do not, and shall ensure that any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative (collectively, the “Company Representatives”) of, Seller or any of its subsidiaries do not, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any TSG Proposal, (ii) enter into any agreement with respect to any TSG Proposal or (iii) provide any non-public information regarding the Companies or the Business to any third party in connection with any TSG Proposal or engage in any negotiations or substantive discussions regarding any TSG Proposal; provided, however, that prior to the receipt of the Seller Shareholder Approval, Seller, its subsidiaries and the Company Representatives may, in response to a TSG Proposal that was not solicited, provide any non-public information regarding the Companies to any third party making the TSG Proposal or engage in any negotiations or substantive discussions with such third party regarding any TSG Proposal, in each case, only if Seller’s board of directors determines in good faith, after consultation with Seller’s financial advisor and legal counsel, that such TSG Proposal either is a Superior Proposal, or would be reasonably likely to lead to a Superior Proposal, and, after consultation with legal counsel, that failing to take such action would be inconsistent with their fiduciary duties under applicable Law. Seller shall, and shall cause each of its subsidiaries and Company Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by Seller, any of its subsidiaries or any Company Representative, with any parties conducted heretofore that has made or indicated an intention to make a TSG Proposal.

(b) Neither Seller’s board of directors nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the Seller Board Recommendation (an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, any TSG Proposal. Notwithstanding the foregoing, at any time after the date hereof and prior to receipt of the Seller Shareholder Approval, and in each case subject to the Seller’s compliance with its, its subsidiaries and the Company Representatives’ obligations in this Section 5.02, (x) in response to a TSG Proposal which was not solicited or a Contingent Seller Proposal, Seller’s board of directors may terminate this Agreement pursuant to Section 7.01 (including, if applicable, payment of the Breakup Fee or costs and expenses pursuant to Section 7.02) and cause Seller to enter into an agreement with respect to any Superior Proposal or make an Adverse Recommendation Change, in each case, if and to the extent that Seller’s board of directors determines in good faith, after consultation with Seller’s financial advisor and legal counsel, that such TSG Proposal or Contingent Seller Proposal either is a Superior Proposal, or would be reasonably likely to lead to a Superior Proposal, and, after consultation with legal counsel, that failing to take such action would be inconsistent with their fiduciary duties under applicable Law, but only (1) at a time that is after the fifth business day following Seller’s delivery to Purchaser of written notice advising Purchaser that Seller’s board of directors is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and contemporaneously furnishing a copy of the relevant acquisition agreement or other relevant transaction documents (provided that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by Seller and three additional business days plus the remaining days, if any, from the five business day period above), and affording Purchaser an opportunity to make an alternative proposal, (2) if Seller waives the standstill provisions applicable to Purchaser in the Confidentiality Agreement (unless the Superior Proposal constitutes a TSG Proposal, in which case no such waiver shall be required) and (3) prior to the expiration of such five business day period, Purchaser does not make a proposal to adjust the terms and conditions of this Agreement that the Seller board of directors determines in good faith (after consultation with Seller’s financial advisor and legal counsel) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the Breakup Fee or other costs and expenses pursuant to Section 7.02(b), and (y) in the absence of a TSG Proposal or a Seller Takeover Proposal, Seller’s board of directors may make an Adverse Recommendation Change if a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Seller’s board of directors as of the date of this Agreement (such material development or change in circumstances, an “Intervening Event”) and Seller’s board of directors determines in good faith, after consultation with its legal counsel, that in light of such Intervening Event, failure to make an Adverse Recommendation Change would be inconsistent with their fiduciary duties under applicable Law and Seller provides Purchaser with five business days prior written notice of its board of directors’ intention to take such action, specifying in reasonable detail the reasons and basis therefor. The term “TSG Proposal” means (i) any inquiry, proposal or offer for a merger, consolidation, business combination or other similar transaction solely with respect to one or more of the Companies or the Business, (ii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, substantially all of the Subject Shares or any other equity interests of the Companies or any resulting parent company of the Companies (other than Seller), or (iii) any inquiry proposal or offer to acquire in any manner, directly or indirectly, assets of the Companies representing substantially all of the consolidated assets solely of the Companies, in each case, other than the transactions contemplated by this Agreement. The term, “Seller Takeover Proposal” means (i) any inquiry, proposal or offer for a merger, consolidation, business combination or other similar transaction involving Seller, (ii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, more than 50% of the outstanding equity interests of Seller or any resulting parent company of Seller, or (iii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, assets of Seller or its subsidiaries representing more than 60% of the consolidated assets of Seller. The term “Superior Proposal” means a TSG Proposal or a Seller Takeover Proposal contingent upon termination of this Agreement (a “Contingent Seller Proposal”), in each case, that Seller’s board of directors determines in good faith, after consultation with counsel and Seller’s financial advisor (x) is more favorable from a financial point of view to the shareholders of Seller than the transactions contemplated by this Agreement after taking into account the Breakup Fee and any alternative proposal offered by Purchaser and (y) is reasonably likely of being completed on the terms proposed on a timely basis.

(c) Seller promptly (and in any event, within 48 hours of receipt of a TSG Proposal or Contingent Seller Proposal) shall advise Purchaser orally and in writing of the receipt of any TSG Proposal or Contingent Seller Proposal and of the material terms of any such TSG Proposal or Contingent Seller Proposal and of any changes thereto. Seller promptly shall advise Purchaser orally and in writing of the commencement of any discussions with any third party or its representatives regarding any TSG Proposal or Contingent Seller Proposal by such third party. Seller shall keep Purchaser informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 48 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such TSG Proposal or Contingent Seller Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(d) Nothing contained in this Section 5.02 or in Sections 5.06 or 5.09 shall prohibit Seller or its board of directors from taking and disclosing to Seller’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to Seller’s shareholders if, in the good faith judgment of Seller’s board of directors after consultation with legal counsel, the failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that in no event shall this Section 5.02(d) affect the obligations of Seller specified in Sections 5.02(b) and 5.02(c); provided, further, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.01(a)(vii)) unless the Seller board of directors expressly reaffirms the Seller Board Recommendation to its shareholders at least two business days prior to the Shareholders Meeting.

SECTION 5.03. Access to Information. Seller shall, and shall cause the Companies to, afford to Purchaser reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the Company Representatives, properties, books, Contracts, Tax Returns and records of the Companies, and, during such period shall furnish promptly to Purchaser, at Seller’s expense, any information concerning the Companies as Purchaser may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Companies and no environmental sampling or testing may be performed at any Company Property without Seller’s prior written consent.

SECTION 5.04. Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a confidentiality agreement between Purchaser and Seller dated January 4, 2011, as amended (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Companies; provided, however, that Purchaser acknowledges that any and all other information provided to it by Seller or the Company Representatives concerning Seller or any of its Affiliates (other than the Companies) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

SECTION 5.05. Further Assurances; Reasonable Best Efforts; Contractual Consents.

(a) Purchaser, Asset Purchaser, Seller and Agilysys LLC will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other party to this Agreement in doing, all things necessary or desirable under applicable Law to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b) Purchaser and Seller will use their reasonable best efforts to: (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking any Required Regulatory Approval, exemption or other authorization from any Governmental Entity necessary to consummate the transactions contemplated by this Agreement; (ii) prosecute such filings and other presentations with diligence; and (iii) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by Persons not party to this Agreement. Purchaser and Seller will use their reasonable best efforts to facilitate obtaining any final order or orders approving the transactions contemplated by this Agreement, or to remove any impediment to the consummation of the transactions contemplated hereby. Purchaser and Seller will use their reasonable best efforts to furnish all information in connection with the approvals of or filings with regard to the Required Regulatory Approvals with any Governmental Entity and will promptly cooperate with and furnish information in connection with any such requirements imposed upon Purchaser or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby. Purchaser and Seller will use their reasonable best efforts to obtain any Required Regulatory Approval, or any exemption thereto, and to remove any impediment imposed by any Governmental Entity to allow the consummation of the transactions contemplated hereby. Seller and its Affiliates shall not have any liability for the failure to obtain any Required Regulatory Approval or other consent, approval or authorization in connection with the transactions contemplated by this Agreement. Purchaser and Seller will each advise the other party promptly of any material communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the transactions contemplated by this Agreement, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with or any Governmental Entity in connection with the transactions contemplated hereby. Neither Seller nor Purchaser will independently participate in any meeting with any Governmental Entity in respect of any findings or inquiry in connection with the transactions contemplated hereby without giving the other prior notice of the meeting and the opportunity to attend and/or participate, in each case, unless prohibited by the Governmental Entity. Seller and Purchaser will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if required, in connection with the transactions contemplated hereby.

(c) Prior to and continuing for one year after the Closing, each party shall, and shall cause its Affiliates to, use its reasonable best efforts (at its own expense) to obtain, and to cooperate in obtaining, all consents and waivers from third parties necessary or appropriate to permit the consummation of the Acquisition and the continuation of all Contracts of the Business in compliance with their terms and without giving rise to any termination or right of termination (the “Consents”); provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent may be required (other than nominal filing or application fees). If a Consent is obtained, Seller shall, and shall cause its Affiliates to, promptly convey, transfer, assign and deliver, or cause to be conveyed, transferred, assigned and delivered, if applicable, such Contract to Purchaser. Purchaser acknowledges that those Consents with respect to the transactions contemplated by this Agreement set forth on Section 3.10(c) of the Seller Disclosure Letter may be required from parties to the Contracts listed in the Seller Disclosure Letter and that such Consents have not been obtained. Provided that Seller and its Affiliates reasonably perform their obligations hereunder to assist in obtaining such Consents, and subject to subsection (d) of this Section 5.05, Seller and its Affiliates shall not have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such Consent, (ii) any such termination or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Consent or any such termination, in each case, provided that Seller reasonably performs its obligations under subsection (d) of this Section 5.05.

(d) At the Closing, Seller shall assign and Purchaser or its designee shall assume, and shall thereafter perform and observe fully and timely, all rights and executory liabilities and executory obligations of Seller accruing or arising from and after the Closing Date under, the Assumed Contracts; provided, however, that this Agreement shall not constitute an agreement to assign any Assumed Contract or any claim or right or any benefit arising thereunder or resulting therefrom if and for so long as such assignment, without the Consent of a third party thereto, would constitute a breach or other contravention of such Contract or in any way adversely affect the rights of Purchaser (or its designee) or Seller thereunder. If a Consent is not obtained, Seller or its Affiliates shall (i) provide to Purchaser (or its designee) the benefits of such Contract (or, in the case of a Shared Contract, the portion of the benefits of such Contract attributable to the Business), and Purchaser (or its designee) shall bear the burden thereunder (or, in the case of a Shared Contract, the portion of the burden attributable to the Business thereunder) as if such Contract were transferred (or, in the case of a Shared Contract, as if the portion of such Contract attributable to the Business was separated and transferred) to Purchaser (or its designee) in accordance with this Agreement, including pursuant to any subcontracting, sublicensing or subleasing arrangements as may be agreed to between the parties, (ii) enforce for the benefit of Purchaser (or its designee) any and all of the rights (or, in the case of a Shared Contract, any and all of the rights attributable to the Business) against a third party thereto, and Purchaser (or its designee) shall perform the obligations thereunder (or, in the case of a Shared Contract, the portion of the obligations attributable to the Business thereunder), and (iii) promptly, and no later than five business days after receipt, pay to Purchaser (or its designee) when received all monies received by Seller or any of its Affiliates under any such Contract (or, in the case of a Shared Contract, only the portion of monies received that are attributable to the Business), provided that Purchaser (or its designee) is at the time of any such payment in compliance with its obligations under the arrangements described in clauses (i) and (ii) of this Section 5.05(d). Any out-of-pocket costs incurred by or on behalf of Seller or any of its Affiliates to implement the arrangements contemplated by this Section 5.05(d) shall be borne by Purchaser (or its designee). The term “Shared Contract” means a Contract to which Seller or one or more of its Affiliates (other than the Companies) is party that is used in, but is not used exclusively in, the Business (other than Contracts that are addressed in the Transition Services Agreement).

SECTION 5.06. Preparation of Proxy Statement; Shareholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event within 20 business days after the date hereof), Seller shall, with the assistance of Purchaser, prepare the proxy statement to be sent to the shareholders of Seller in connection with the Shareholders Meeting (as amended or supplemented, the “Proxy Statement”). Purchaser and Seller will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, (i) Seller will provide Purchaser with a reasonable opportunity to review and comment on the Proxy Statement and (ii) upon Seller’s request, Purchaser will promptly furnish to Seller the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. Each of the parties hereto shall cause the Proxy Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act and (ii) the rules and regulations of The NASDAQ Stock Market.

(b) Seller agrees that none of the information supplied or to be supplied by Seller for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of Seller and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Purchaser agrees that none of the information supplied or to be supplied by Purchaser for inclusion in the Proxy Statement will, at the date it is first mailed to the shareholders of Seller and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to Seller or any Affiliate thereof will be deemed to have been supplied by Seller and information concerning or related to Purchaser or any Affiliate thereof will be deemed to have been supplied by Purchaser.

(c) Each of Seller and Purchaser agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Seller shall as soon as reasonably practicable notify Purchaser of the receipt of any comments from or other correspondence with the SEC staff with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information (and promptly deliver a copy of such comments, correspondence or request to Purchaser).

(d) As soon as reasonably practicable following the date of this Agreement, Seller, acting through its board of directors, and in accordance with applicable Law, shall (i) duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of authorizing this Agreement, the Acquisition and the other transactions contemplated hereby (the “Shareholders Meeting”) and (ii) (A) include in the Proxy Statement the Seller Board Recommendation and (B) use its reasonable best efforts to obtain the necessary approval of the transactions contemplated by this Agreement by the shareholders of Seller; provided, however, in the case of clause (ii), that the Seller board of directors may fail to take any such actions and/or may withdraw, modify or change in a manner adverse to Purchaser all or any portion of the Seller Board Recommendation solely in accordance with Section 5.02(b). Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to clause (i) of the foregoing sentence of this Section 5.06(d) shall not be affected by the commencement, public proposal, public disclosure or communication to Seller or any other Person of any TSG Proposal, Seller Takeover Proposal or the occurrence of any Adverse Recommendation Change.

SECTION 5.07. Expenses; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as set forth in this Section, Section 7.02 and Article VIII, all costs and expenses incurred in connection with this Agreement and the transactions contemplated shall be paid by the party incurring such expense; provided that if the transactions contemplated hereby are consummated transaction expenses of Seller, the Companies and their respective Affiliates shall be borne and paid by Seller and not by the Companies. Purchaser shall bear the filing fee of the notification and report form, if any, required for the transactions contemplated hereby pursuant to the HSR Act.

(b) Each party shall use reasonable best efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other party in providing any information and documentation that may be necessary to obtain such exemptions.

SECTION 5.08. Employee Matters.

(a) Employees. Seller and Purchaser agree to the undertakings set forth on Section 5.08(a) of the Seller Disclosure Letter.

(b) Compensation Arrangements and Employee Benefits. From and after the Closing Date, Purchaser shall be free to, and shall be free to cause one or more of the Companies to, determine any base salary, conditions to participation in employee benefit plans, programs, policies and arrangements and any bonus, incentive, commission or other variable compensation programs in its sole discretion.

(c) Flexible Spending Accounts. Purchaser may, in its sole discretion, establish (or cause an Affiliate of Purchaser to establish) as of the Closing Date one or more medical expense and/or dependent care flexible spending account plans (the “Purchaser Flexible Account Plans”). To the extent the Purchaser establishes a Purchaser Flexible Account Plan for the Employees that is comparable to a flexible spending account under an Employee Plan (a “Seller Flexible Account Plan”), such Purchaser Flexible Account Plan will recognize the elections that such Employees had in effect for purposes of calendar year 2011 under the applicable Seller Flexible Account Plan. In addition, any such Purchaser Flexible Account Plan will (i) assume the obligations of the applicable Seller Flexible Account Plan with respect to Employees as of the Closing Date and (ii) provide the same level of medical expense and/or dependent care expense reimbursement account benefits as those provided under the Seller Flexible Account Plan through the end of the plan year in effect as of the Closing. On the Closing Date, to the extent one or more Purchaser Flexible Account Plans are established and assume the obligations described in this Section 5.08(c), Seller shall transfer to Purchaser any amounts withheld or collected by Seller and its Affiliates under the applicable Seller Flexible Account Plan from Employees during the plan year in effect as of the Closing reduced by any reimbursements actually paid by Seller and its Affiliates under the Seller Flexible Account Plan for such plan year prior to the Closing Date.

(d) 401(k) Plan. All Employees who are participants in Seller’s U.S. tax-qualified defined contribution plan (the “Seller 401(k) Plan”) shall retain their accrued benefits (subject to the terms of the Seller 401(k) Plan, including the vesting provisions contained therein) under the Seller 401(k) Plan as of the Closing Date, and the Seller 401(k) Plan shall retain sole liability for the payment of such benefits (and any benefits under such plans owed in respect of any other Employee) as and when such Employees become eligible therefor under the Seller 401(k) Plan. In addition, Seller shall, prior to the Closing Date, amend the Seller 401(k) Plan, to the extent necessary, to allow for the direct rollover of any participant loans outstanding under the Seller 401(k) Plan with respect to accounts of the Employees to a tax-qualified defined contribution plan established for the Employees by Purchaser on or after the Closing Date (the

“Purchaser 401(k) Plan”). Further, the Seller shall, prior to the Closing Date, amend the Seller 401(k) Plan, to the extent necessary, such that no participant loan with respect to accounts of the Employees will be placed into default during the period beginning on the Closing Date through the date any such loan is rolled over, on an in kind basis, into the Purchaser 401(k) Plan, as long as each such participant continues making loan repayments on a timely basis, in accordance with reasonable procedures acceptable to the Seller during such period.

(e) No Third Party Rights. This Section 5.08 is for the exclusive benefit of Seller and nothing in this Section 5.08 shall create any third-party beneficiary rights in favor of any Person or shall change the at-will nature of employment of employees of the Companies. Nothing in this Section 5.08, whether express or implied, shall confer upon any current or former employee of any of the Companies any rights or remedies whatsoever, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.08. No provision of this Section 5.08 is intended to modify, amend or create any employee benefit plan or arrangement of the Companies and/or Purchaser.

SECTION 5.09. Publicity. Except as provided in Section 5.02, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that Seller and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.

SECTION 5.10. Names Following Closing.

(a) Purchaser hereby acknowledges that all right, title and interest in and to the names set forth in Section 5.10 of the Seller Disclosure Letter and any other trademarks or logos of Seller or any of its Affiliates, together with all variations, derivatives and acronyms thereof and all trademarks, service marks, domain names, trade names, trade dress, company names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing (collectively, the “Retained Names”) are owned exclusively by Seller, and that, except as provided in this Section 5.10, any and all right of the Companies to use the Retained Names shall terminate as of the Closing Date and shall immediately revert to Seller, along with any and all goodwill associated therewith. Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names, except as provided in this Section 5.10.

(b) Immediately following the Closing, except as otherwise provided in this Section 5.10, Purchaser shall amend or terminate any certificate of assumed name or d/b/a filings so as to eliminate its or its Affiliates’ right to use the Retained Names, or any name that, in the reasonable judgment of Seller, is similar to the Retained Names, and Purchaser and its Affiliates shall not thereafter use any Retained Names or other names confusingly similar thereto, except as provided in this Section 5.10. Purchaser shall also amend the Company Organizational

Documents to change the names thereof to a name not including or similar to any of the Retained Names.

(c) After the Closing, Purchaser and its Affiliates shall have the right to (i) sell existing inventory and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Retained Names (“Existing Materials”) for 120 days following the Closing; provided, however, that neither Purchaser nor any of its Affiliates shall take any action that could reasonably be expected to impair the value of the Retained Names; provided further, however, that when using the Existing Materials in the context of entering into or conducting contractual relationships, Purchaser shall make clear to all other applicable parties that Purchaser, rather than Seller or its Affiliates, is the party entering into or conducting the contractual relationship; provided further, however, that personnel of Purchaser or its Affiliates using the Existing Materials shall not, and shall have no authority to, hold themselves out as officers, employees or agents of Seller or any Affiliate of Seller. Purchaser and its Affiliates shall comply with all applicable Laws in any use of packaging or labeling containing the Retained Names.

(d) Purchaser shall use reasonable best efforts to minimize its use of the Retained Names, and, in any event, shall cease using the Retained Names on fixed assets as soon as practicable and in any event within 120 days after the Closing. Notwithstanding any provision hereof to the contrary, for 120 days after the Closing, Purchaser and its Affiliates may indicate that the Business was “formerly known as Agilysys TSG” (or similar reference).

(e) Except as expressly provided in this Section 5.10, no other right to use the Retained Names is granted by Seller to Purchaser or its Affiliates, whether by implication or otherwise, and nothing hereunder permits Purchaser or any of its Affiliates to use the Retained Names on any documents, materials, products or services other than in connection with the Existing Materials. Purchaser shall ensure that all use of the Retained Names as provided in this Section 5.10 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Retained Names were used in the Business prior to the Closing. Any and all goodwill generated by the use of the Retained Names under this Section 5.10 shall inure solely to the benefit of Seller. In no event shall Purchaser or its Affiliates use the Retained Names in any manner that may damage or tarnish the reputation of Seller or the goodwill associated with the Retained Names.

(f) Purchaser agrees that Seller shall not have any responsibility for claims by third parties arising out of, or relating to, the use by Purchaser or its Affiliates of any Retained Names after the Closing. Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges that Seller, in addition to any other remedies available to it for any breach or threatened breach of this Section 5.10, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser and any of its Affiliates from any such breach or threatened breach.

SECTION 5.11. WARN Act. For the ninety-one (91)-day (inclusive) period immediately following the Closing Date, Purchaser shall not, and shall cause any successor or permitted assign of any portion of the Business (including, for the avoidance of doubt, the Employees and any assets transferred to the Companies pursuant to the Restructuring) not to, cause or permit to be implemented any plant closing, mass layoff or other termination (whether actual or constructive) of Employees which, either alone or in the aggregate (with each other and/or with any plant closing, partial closing, mass layoff or other termination of Employees occurring on or prior to the Closing Date), would reasonably be expected to create any liability to Seller under the WARN Act or similar applicable Law.

SECTION 5.12. Transfer of Certain Assets. Prior to the Closing, Seller shall, on the terms set forth in Section 5.12 of the Seller Disclosure Schedule, use reasonable best efforts to perform or cause to be performed all of the actions set forth in Section 5.12 of the Seller Disclosure Letter and such other actions mutually agreed upon in writing by Seller and Purchaser to effect the transfer to one or more of the Companies of all assets of Seller and its Affiliates (other than the Companies) that are either (i) used, or held for use, primarily in the Business, or (ii) necessary to operate the Business in substantially the same manner it is operated on the date of this Agreement (the “Restructuring”). Seller shall, at Seller’s expense, prior to and continuing after the Closing, execute all such further documents and instruments as may be reasonably necessary or advisable to accomplish the Restructuring and to properly register all transferred assets in the name of the Companies.

SECTION 5.13. Termination of Intercompany Agreements and Debt. Effective upon the Closing, (a) all Intercompany Agreements (other than this Agreement and any documents or agreements contemplated hereby, including the Transition Services Agreement), shall be terminated, and (b) all Intercompany Debt shall be terminated including any trade payables and receivables.

SECTION 5.14. Treatment of Shared Bank Accounts; Payments. Section 5.14 of the Seller Disclosure Letter sets forth the party hereto (or its designated Affiliate) that will own and control each Shared Bank Account from and after the Closing (the “Bank Account Party”). From and after the Closing, Purchaser and Seller shall work in good faith and use reasonable best efforts to as promptly as practicable end all use of the Shared Bank Accounts by or on behalf of parties that are not owned or controlled by the Bank Account Party. From and after the Closing, the Bank Account Party will hold and will promptly transfer and deliver to parties that are not owned or controlled by the Bank Account Party, as and when received by the Bank Account Party, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash) or other property that they may receive from and after the Closing which is attributable to or properly belongs to such party, and will account to such party for all such receipts. Without limiting the generality of the foregoing, within three days following receipt, Seller or its Affiliates (other than the Companies) will remit to the Companies, without offset, all funds and payments intended for the Companies and received in a Shared Bank Account for which Seller or one of its Affiliates (other than the Companies) is the Bank Account Party, and Purchaser shall cause the Companies to remit to Seller, without offset, all funds and payments intended for Seller or one of its Affiliates (other than the Companies) and received in a Shared Bank Account for which one of the Companies is the Bank Account Party.

SECTION 5.15. Insurance. From and after the Closing Date, with respect to events or circumstances relating to the Companies or the Business that occurred or existed prior to the Closing Date that are covered by third party liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance programs sponsored by Seller and/or its Affiliates, Purchaser or its Affiliates may make claims under such policies and programs and Seller and its Affiliates shall use commercially reasonable efforts to assist Purchaser and its Affiliates in those efforts and to the extent required, make claims and collect such amounts on Purchaser’s or its Affiliates’ behalf and remit such amounts upon receipt to Purchaser and/or its assignee.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase and pay for the Subject Shares and the obligation of Seller to sell the Subject Shares to Purchaser is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Governmental Approvals. Any Required Regulatory Approvals shall have been obtained.

(b) No Injunctions or Restraints. No applicable Law or Judgment or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.

(c) Shareholder Approval. The Seller Shareholder Approval shall have been obtained.

SECTION 6.02. Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Subject Shares is further subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller in this Agreement shall be true and correct in all material respects at and as of the Closing (without regard to any qualifications therein as to materiality, Seller Material Adverse Effect or Company Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date). Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(b) Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing, including the Restructuring, and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(c) Closing Deliveries. Agilysys LLC and Seller shall have delivered, or caused to be delivered, to Asset Purchaser or Purchaser, as the case may be, all of the deliveries required by Section 1.03(b)(ii) and Section 1.03(b)(iv), respectively.

(d) Restructuring. All transactions necessary to effect the Restructuring shall have been consummated (including, without limitation, obtaining all Consents in connection therewith).

(e) No Indebtedness. The Companies shall have no indebtedness for borrowed money outstanding as of the Closing.

(f) No Liens. All Liens on the Subject Shares and, except for Permitted Liens, the assets of the Companies or the Business (including the Purchased Assets) shall have been released prior to or effective as of the Closing.

SECTION 6.03. Conditions to Obligation of Seller. The obligation of Seller to sell the Subject Shares to Purchaser is further subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall be true and correct in all material respects at and as of the Closing (without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date). Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(c) Closing Deliveries. Asset Purchaser and Purchaser shall have delivered, or caused to be delivered, to Agilysys LLC or Seller, as the case may be, all of the deliveries required by Section 1.03(b)(i) and Section 1.03(b)(iii), respectively.

SECTION 6.04. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use reasonable best efforts to cause the Closing to occur as required by Section 5.05.

ARTICLE VII

Termination; Effect of Termination

SECTION 7.01. Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller if any of the conditions set forth in Sections 6.01 or 6.03 shall have become incapable of fulfillment, and shall not have been waived by Seller;

(iii) by Purchaser if any of the conditions set forth in Sections 6.01 or 6.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser;

(iv) by Seller or Purchaser, if the Closing does not occur on or prior to November 30, 2011 (the “Outside Date”); provided, however, that, if, on the Outside Date, any of the conditions to the Closing set forth in Section 6.01 shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be extended to December 30, 2011, and such date shall become the Outside Date for purposes of this Agreement;

(v) by Seller or Purchaser, if the Shareholders Meeting (including any adjournment or postponement thereof) has concluded and the Seller Shareholder Approval was not obtained;

(vi) by Seller, at any time after the date hereof and prior to receipt of the Seller Shareholder Approval and in accordance with and subject to the terms and conditions of Section 5.02, if Seller’s board of directors shall have approved, and Seller has concurrently with such termination entered into, a definitive agreement providing for the implementation of the transactions contemplated by a Superior Proposal; or

(vii) by Purchaser, if Seller or Seller’s board of directors (or any committee thereof) shall have (i) withdrawn or modified in a manner adverse to Purchaser the Seller Board Recommendation, (ii) approved, recommended or entered into any TSG Proposal or Contingent Seller Proposal or (iii) formally resolved or publicly authorized or proposed to take any of the foregoing actions;

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b) In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall immediately be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) Purchaser shall return all documents and other material received from Seller or any of its Affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller; and

(ii) all confidential information received by Purchaser with respect to the businesses of Seller and the Companies shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02. Effect of Termination.

(a) If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.04 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it, (ii) Section 5.07 relating to certain expenses, (iii) Section 7.01 and this Section 7.02, (iv) Section 5.09 relating to publicity and (v) Article IX. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of its obligations under this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

(b) Seller shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds an amount equal to $2,250,000 (the “Breakup Fee”), if:

(i) this Agreement is terminated by Seller pursuant to Section 7.01(a)(vi), such payment to be made before or concurrently with such termination and in the absence of such payment any such purported termination shall be invalid;

(ii) this Agreement is terminated by Purchaser pursuant to Section 7.01(a)(vii), such payment to be made within five business days of such termination;

(iii) (A) a TSG Proposal (whether or not conditional) or intention to make a TSG Proposal (whether or not conditional) shall have been made directly to Seller’s shareholders or otherwise publicly disclosed and (B) this Agreement is thereafter terminated by Seller or Purchaser pursuant to Section 7.01(a)(iv) or Section 7.01(a)(v), such payment to be made before or concurrently with such termination and in the absence of such payment any such purported termination shall be invalid; or

(iv) Seller is in breach of Section 5.02 and this Agreement is terminated by Purchaser or Seller pursuant to Section 7.01(a)(v), such payment to be made within five business days of such termination.

(c) In the event that this Agreement is terminated (i) by Seller or Purchaser pursuant to Section 7.01(a)(v), (ii) by Seller pursuant to Section 7.01(a)(ii) based on the Seller Shareholder Approval being incapable of being fulfilled or (iii) by Purchaser pursuant to Section 7.01(a)(iii) based on the Seller Shareholder Approval being incapable of being fulfilled, in any such case, under circumstances in which the Breakup Fee is not payable pursuant to Section 7.02(b)(iii) or Section 7.02(b)(iv), then Seller shall reimburse Purchaser and its Affiliates for up to $1,250,000 of their reasonable out-of-pocket fees and expenses (including all fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to Purchaser and its Affiliates) incurred by Purchaser or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Purchaser Expenses”); provided, that the payment by Seller of the Purchaser Expenses pursuant to this Section 7.02(c) shall not relieve Seller from any liability or damage resulting from a breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, Seller shall not be required to pay to Purchaser the amount due pursuant to Section 7.02(b) or Section 7.02(c) more than once. The parties acknowledge and agree that (x) the Breakup Fee constitutes liquidated damages and is not a penalty and shall be the sole and exclusive remedy, including on account of punitive damages, for recovery by Purchaser in the event of the termination of this Agreement by Seller pursuant to Section 7.01(a)(vi) or by Purchaser pursuant to Section 7.01(a)(v) (in the case where Purchaser is paid the Breakup Fee pursuant to Section 7.02(b)(iii)) or Section 7.01(a)(vii) and (y) the Purchaser Expenses constitute liquidated damages and is not a penalty and shall be the sole and exclusive remedy, including on account of punitive damages, for recovery by Purchaser in the event of the termination of this Agreement by Seller pursuant to Section 7.01(a)(ii), Section 7.01(a)(iii) or Section 7.01(a)(v) (in the case where Purchaser is paid the Purchaser Expenses pursuant to Section 7.02(c)). If this Agreement has been terminated pursuant to any such provision referenced in the immediately prior sentence, in no event shall Seller be subject to any liability in excess of the Purchaser Expenses or the Breakup Fee, as the case may be, for any or all losses or damages relating to or arising out of this Agreement, the Acquisition or the other transactions contemplated by this Agreement, and in no such event shall Purchaser seek equitable relief or seek to recover any money damages in excess of such amount from Seller if Purchaser has been paid the Purchaser Expenses or the Breakup Fee, as the case may be.

ARTICLE VIII

Tax Matters

SECTION 8.01. Tax Indemnification; Return Filings.

(a) Tax Indemnification. Seller shall indemnify the Companies and Purchaser from and against (i) all Taxes (or the non-payment thereof) of the Companies (including Taxes related to the Purchased Assets other than Canadian Transfer Taxes relating only to the transfer of the Purchased Assets) with respect to any taxable period that ends on or before the Closing Date (a “Pre-Closing Tax Period”), (ii) Taxes of the Companies (including Taxes related to the Purchased Assets other than Canadian Transfer Taxes relating only to the transfer of the Purchased Assets) that are due with respect to periods (“Straddle Periods”) that include but do not end on the Closing Date to the extent attributable to the portion of the Straddle Period ending at the close of business on the Closing Date; (iii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Companies (or any predecessor of any of the foregoing) are or were a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 or as a result of any of the Companies being treated as a division of Seller or any analogous or similar state, local, or foreign Law; (iv) any and all Taxes of any Person imposed on the Companies as transferees or successors, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing and (v) any and all Taxes resulting from the transactions contemplated by this Agreement (including Transfer Taxes other than Canadian Transfer Taxes relating only to the transfer of the Purchased Assets); provided, however, that the Seller shall not be required to indemnify the

Purchaser or the Companies for any Tax to the extent the dollar amount of such Tax is accrued as a liability for Taxes and reflected in the Final Working Capital Statement.

(b) Tax Returns of Seller. Seller or its designee shall prepare and timely file or shall cause to be prepared, and Seller or its designee shall timely file (i) all consolidated, combined or unitary Tax Returns for Taxes of Seller or any of its Affiliates, which include any of the Companies with respect to a Pre-Closing Tax Period, and (ii) all other Tax Returns for Taxes of the Companies with respect to any Pre-Closing Tax Period, provided that if the Seller fails to prepare any Tax Return referred to in clause (ii), the Purchaser shall have the right to prepare such Tax Returns. If applicable, Purchaser shall be responsible for signing and timely filing any Tax Returns described in this Section 8.01(b). All Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practice with respect to such items, unless otherwise required by Law or a Taxing Authority. At least 30 calendar days prior to the due date for the filing of such Tax Returns (including extensions), preparing party shall provide the other party with drafts of all Tax Returns described in the second preceding sentence required to be prepared and filed with respect to any Pre-Closing Tax Period. At least 15 calendar days prior to the due date for the filing of such Tax Returns (including extensions), or such shorter period as is necessary to allow for the timely filing of such Tax Return, the other party shall notify the preparing party of the existence of any objection (specifying in reasonable detail the nature and basis of such objection) the other party may have to any items set forth on such draft Tax Returns (a “Dispute Notice”). Purchaser and Seller agree to consult and resolve in good faith any such objection. Except to the extent included in the calculation of Final Net Working Capital, Seller shall pay or shall cause to be paid any and all Taxes shown as due with respect to Tax Returns described in the first sentence of this Section 8.01(b).

(c) Tax Returns of Purchaser. Purchaser shall prepare and file or cause the Companies to prepare and file all Tax Returns with respect to the Companies that are attributable to any taxable period that begins after the Closing Date (a “Post-Closing Tax Period”) and any Straddle Period. Purchaser shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns and, except to the extent included in the calculation of Final Net Working Capital, Seller shall promptly reimburse Purchaser for any amount owed by Seller with respect to any taxable period that begins before and ends after the Closing Date (a “Straddle Period” and the amount owed by Seller, “Straddle Period Taxes”) pursuant to Section 8.01(d). At least 30 calendar days prior to the due date for the filing of such Tax Returns (including extensions), Purchaser shall provide to Seller drafts of all Tax Returns described in the second preceding sentence required to be prepared and filed with respect to any Pre-Closing Tax Period or Straddle Period. At least 15 calendar days prior to the due date for the filing of such Tax Returns (including extensions), or such shorter period as is necessary to allow for the timely filing of such Tax Return, Seller shall deliver to Purchaser a Dispute Notice indicating the existence of any objection (specifying in reasonable detail the nature and basis of such objection) Seller may have to any items set forth on such draft Tax Returns. Purchaser and Seller agree to consult and resolve in good faith any such objection.

(d) Apportionment. All Taxes and Tax liabilities with respect to the income, property or operations of the Companies that relate to a Straddle Tax Period shall be apportioned to the Pre-Closing Tax Period as follows: (i) in the case of Taxes that are either (A) based upon or related to income, receipts, capital or net worth, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, which shall be governed by Section 5.07(b)), such Taxes apportioned to the Pre-Closing Tax Period shall be deemed equal to the amount that would be payable based on an interim closing of the books as of the close of business on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis other than those described in clause (i), including but not limited to property taxes and similar ad valorem obligations, such Taxes shall be deemed to be the amount of such Taxes for the entire Straddle Tax Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period. Section 5.07(b) shall control the allocation of the Taxes thereunder. Seller and its Affiliates shall be liable for the payment of all Taxes of the Companies shown on any Tax Return prepared pursuant to Section 8.01(b) and Section 8.01(c) that are attributable to any Pre-Closing Tax Period or the pre-closing portion of any Straddle Period. Purchaser shall be liable for the payment of all Taxes that are attributable to any Post-Closing Tax Period or the post-closing portion of any Straddle Period. Upon payment of any Straddle Period Taxes, Purchaser shall present a statement to Seller setting forth the amount of reimbursement to which Purchaser is entitled under this Section 8.01, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. Seller shall make such reimbursement promptly but in no event later than 30 days after the presentation of such statement.

(e) Cooperation. Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns and any Tax audit or other Proceeding, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by each other to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, agree to (i) use their reasonable best efforts to properly retain and maintain such records until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extensions thereof) of the respective taxable periods, and (ii) allow the other party and its agents, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as such party may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at the requesting party’s expense.

(f) Refunds and Credits. Any refund or credit of Taxes of the Companies for any taxable period ending on or before the Closing Date shall be for the account of Seller, provided that (i) any amount paid to the Seller with respect to such refund shall be net of any Taxes incurred in respect of the receipt or accrual of such refund or credit and net of any other expenses attributable thereto , be for the account of Seller, and (ii) refunds and credits shall not be for the account of Seller to the extent that they are (x) attributable to a loss, credit or other tax attribute arising in periods beginning after the Closing Date (including the portion of a Straddle Period beginning after the Closing Date), (y) Taxes that are not paid by the Companies or Seller prior to Closing and are not paid by Seller after the Closing or (z) in a similar amount reflected as an asset on the Final Working Capital Statement. Any refund or credit of Taxes of the Companies for any taxable period beginning after the Closing Date shall be for the account of Purchaser. Any refund or credit of Taxes of the Companies for any taxable period that includes (but does not end on) the Closing Date shall be equitably apportioned between Seller and Purchaser. Purchaser shall, if Seller so requests and at Seller’s expense, cause the Companies to file for and obtain any refunds or credits to which Seller is entitled under this Section, provided that if the filing of such a claim could have an adverse effect on the Tax liability of the Companies for a period (or portion thereof) after the Closing Date, the Seller shall not be entitled to require such claim to be filed without the written consent of the Purchaser, not to be unreasonably withheld. Purchaser shall permit Seller to control the prosecution of any such refund claim, provided that Purchaser shall have the right to participate in any proceedings relating to such claim. Seller shall, if Purchaser so requests and at Purchaser’s expense, file for and obtain any refunds or credits to which Purchaser is entitled under this Section. Seller shall permit Purchaser to control the prosecution of any such refund claim. Each party shall, or shall cause its Affiliates to, forward to any other party entitled under this Section to any refund or credit of Taxes any such refund within 10 business days after such refund is received or reimburse such other party for any such credit within 10 business days after the credit is utilized against other Tax liabilities.

(g) Tax Sharing Agreements. Seller shall cause the provisions of any Tax sharing agreement between Seller or any of its Affiliates (other than the Companies), and the Companies, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement and the Companies shall not be bound thereby or have any liability thereunder.

(h) Prior Period Returns. Seller shall be responsible for filing any amended consolidated, combined or unitary Tax Returns for taxable years ending on or prior to the Closing Date that are required as a result of examination adjustments made by the applicable federal, state, or local Taxing Authority for such taxable years as finally determined (“Amended Pre-Closing Returns”). At least 30 calendar days prior to the due date for the filing of such Amended Pre-Closing Returns (including extensions), Seller shall provide to Purchaser drafts of all such Amended Pre-Closing Returns to be prepared and filed. At least 15 calendar days prior to the due date for the filing of such Amended Pre-Closing Returns (including extensions), or such shorter period as is necessary to allow for the timely filing of such Amended Pre-Closing Returns, Purchaser shall deliver to Seller a Dispute Notice indicating the existence of any objection (specifying in reasonable detail the nature and basis of such objection) Purchaser may have to any items set forth on such draft Amended Pre-Closing Returns. Purchaser and Seller agree to consult and resolve in good faith any such objection. For those jurisdictions in which separate Tax Returns are filed by any of the Companies, any required Amended Pre-Closing Returns resulting from such examination adjustments, as finally determined, shall be prepared by Seller and furnished to such Company for approval in accordance with the foregoing procedure, and unless there is a dispute with respect to such Amended Pre-Closing Return, such Company shall execute and file such Amended Pre-Closing Return at least 10 days prior to the due date for filing such Amended Pre-Closing Return.

(i) Purchase Price Allocation. The Purchaser, Asset Purchaser, Seller and Agilysys LLC agree that the Purchase Price shall be allocated among the Companies, the Purchased Assets and any others assets transferred pursuant to this Agreement in accordance with Section 8.01(i) of the Seller Disclosure Letter. Purchaser and Seller agree that the Purchase Price allocable to Agilysys LLC, any assumed liabilities and other relevant items shall be allocated among the assets of Agilysys LLC that are treated as sold pursuant to this Agreement, in accordance with the rules under Section 1060 of the Code and the Treasury Regulations. Purchaser shall prepare an initial allocation and deliver such allocation to Seller for its review and comment within 60 days after the Closing Date. Such allocation shall be mutually agreed upon between Purchaser and Seller. Purchaser and Seller agree to act in accordance with the computations and allocations as determined pursuant to this Section 8.01(i) in any relevant Tax Returns or filings, including any forms or reports required to be filed pursuant to Section 1060 of the Code, the Treasury Regulations or any provisions of local, state and foreign Law, and to cooperate in the preparation of any such forms and to file such forms in the manner required by applicable Law. Within 30 days following receipt by Seller of the initial allocation, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the preparation or content of the allocation. In the event of Seller’s notification of such a dispute, Purchaser and Seller shall negotiate in good faith to resolve such dispute. If Purchaser and Seller, notwithstanding a good faith effort, fail to resolve their dispute with respect to the allocation within 15 days after Purchaser advises Seller of its objections, then Purchaser and Seller jointly shall engage the Accounting Firm to resolve their dispute in accordance with the procedures set forth in Section 1.04 whose determination shall be final and binding upon the parties hereto.

(j) Adjustment to Purchase Price. Any payments made by Seller pursuant to Section 1.2 of the Transition Services Agreement shall be treated as a reduction of Purchase Price for Tax purposes.

(k) Closing Date. On the Closing Date, Purchaser shall cause each Company to conduct its business in the ordinary course in substantially the same manner as presently conducted and on the Closing Date shall not permit any Company to effect any extraordinary transactions (other than any such transactions expressly required by applicable Law or by this Agreement) that could result in Tax liability to any Company in excess of Tax liability associated with the conduct of its business in the ordinary course.

ARTICLE IX

Indemnity

SECTION 9.01. Survival.

(a) Except for (i) the representations and warranties set forth in Section 2.04 and in Section 3.02, which representations and warranties shall survive the Closing and for which Purchaser shall have full remedies for breach thereof, and (ii) in the instance of fraud or intentional misrepresentation, in which case the applicable representations and warranties shall survive the Closing and Purchaser shall have full remedies for breach thereof, the representations and warranties set forth in this Agreement shall not survive the Closing, and neither party shall have any rights or remedies after the Closing with respect to any misrepresentation of or inaccuracy in any such representation or warranty.

(b) The covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing in accordance with their respective terms.

SECTION 9.02. Indemnification by Seller. From and after the Closing Date, Seller shall indemnify Purchaser, its Affiliates, including the Companies, and their respective officers, directors, managers, employees, agents, successors and permitted assigns (collectively, the “Purchaser Indemnified Persons”) in respect of, and hold Purchaser Indemnified Persons harmless against, any and all debts, obligations and other liabilities, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses, costs and expenses (including without limitation cost of investigation and defense, and attorneys’ and other professional fees and expenses) (collectively, “Damages”) incurred or suffered by a Purchaser Indemnified Person arising or resulting from, or relating to, (a) (i) any misrepresentation of or inaccuracy in any representation or warranty of Seller contained in this Agreement which has survived the Closing in accordance with the provisions of Section 9.01(a), or (ii) any breach of any covenant or agreement of Seller contained in this Agreement; or (b) any Excluded Liability.

SECTION 9.03. Indemnification by Purchaser and Companies. From and after the Closing, Purchaser and Companies shall indemnify Seller and its Affiliates, and their respective officers, directors, managers, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnified Persons”) in respect of, and hold Seller Indemnified Persons harmless against, any and all Damages incurred or suffered by a Seller Indemnified Person arising or resulting from, or relating to any breach of any covenant or agreement of Purchaser contained in this Agreement.

SECTION 9.04. Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification resulting from a third-party claim against an Indemnified Party (as defined below) or any action, suit or proceeding which is an Excluded Liability shall be made in accordance with the following procedures. A Person entitled to indemnification pursuant to Section 9.02 or Section 9.03 of this Agreement (an “Indemnified Party”) shall give prompt written notification (“Claim Notice”) to the Person from whom indemnification is sought (the “Indemnifying Party”) of (i) the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party (any action, suit or proceeding described in this clause (i), a “New Proceeding”) or (ii) an event, change, circumstance or occurrence in any action, suit or proceeding which is an Excluded Liability and that has commenced or been asserted prior to the date hereof (any action, suit or proceeding described in this clause (ii), an “Existing Proceeding”); provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless, in the case of New Proceedings (and then solely to the extent), the Indemnifying Party thereby is prejudiced; provided further, however, that, in the case of New Proceedings, the Indemnifying Party shall not be liable to the Indemnified Party for any attorney’s fees and expenses of legal counsel incurred by the Indemnified Party during any period in which the Indemnified Party shall have failed to give a Claim Notice to the

Indemnifying Party. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five business days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such third-party claim. In the case of New Proceedings, within ten days after delivery of a Claim Notice, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, and upon written acknowledgement that it is required to indemnify the Indemnified Party for the subject matter of such third party claim, assume control of the settlement or defense of such action, suit, proceeding or claim at its expense with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party shall not be liable to the Indemnified Party for any attorney’s fees and expenses of legal counsel incurred by the Indemnified Party in connection with the defense thereof subsequent to the time that the Indemnifying Party has assumed control of the settlement or defense of such action, suit, proceeding or claim. In the case of Existing Proceedings, the Indemnifying Party shall assume control of the settlement or defense of such action, suit, proceeding or claim at its expense with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes or is required to assume control of such defense, each Indemnified Party shall cooperate in the defense thereof, which cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such third-party claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, in the case of Existing Proceedings, at the Indemnifying Party’s expense. If the Indemnifying Party does not accept liability and assume control of such defense, the Indemnified Party shall control such defense at the expense of the Indemnifying Party. If the Indemnifying Party assumes the defense of any such third party claim but does not pursue the defense of such claims in a commercially reasonable manner, the Indemnified Party may upon written notice to the Indemnifying Party re-assume control of such defense at the expense of the Indemnifying Party. Notwithstanding the foregoing, if, in the opinion of counsel to the Indemnified Party, there is a conflict of interest between the Indemnifying Party and the Indemnified Party, then the Indemnified Party shall be entitled to control the defense at the expense of the Indemnifying Party. The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider recommendations made by the other party with respect thereto. If the Indemnifying Party has assumed control of the defense, then the Indemnified Party shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, agree to any settlement of such action, suit or proceeding that does not include a complete release of the Indemnified Party or that obligates the Indemnified Party in any manner other than for Damages to be paid by the Indemnifying Party.

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification pursuant to Section 9.02 or Section 9.03 of this Agreement that is not subject to Section 9.04(a) shall deliver to the Indemnifying Party a Claim Notice which contains (i) a description and the amount (the “Claimed Amount”) of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages. Within thirty days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i)

agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), or (ii) contest that the Indemnified Party is entitled to receive the Claimed Amount in whole or in part. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount or if the Indemnifying Party fails to respond, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within thirty days following the delivery by the Indemnifying Party of such response, then either party may file suit in a court of competent jurisdiction.

SECTION 9.05. Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties for Tax purposes as an adjustment to the Purchase Price

SECTION 9.06. Exclusive Remedy. Except in the case of fraud, intentional misrepresentation, a party’s pursuit of specific performance of the covenants or agreements contained herein or a party’s enforcement of rights and remedies under any of the Ancillary Agreements (which, for the avoidance of doubt, shall be enforced on the terms and conditions set forth in each respective Ancillary Agreement), the parties acknowledge that, following the Closing, the parties’ sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Acquisition and the other transactions contemplated hereby (other than the Ancillary Agreements, the transactions contemplated thereby and any documents or certificates delivered in connection therewith) and the Companies shall be pursuant to the indemnification provisions set forth in Article VIII and this Article IX. In furtherance of the foregoing, each party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other party and its Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith (other than the Ancillary Agreements and any documents or certificates delivered in connection therewith), any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in Article VIII and this Article IX, in the case of fraud or intentional misrepresentation or a party’s enforcement of rights and remedies under any of the Ancillary Agreements). Notwithstanding any provision herein, no party shall in any event be liable to any Person on account of any indemnity obligation set forth in Article VIII and this Article IX for any indirect, consequential, special, incidental or punitive damages (including lost profits, diminution in value, loss of use, damage to goodwill or loss of business).

ARTICLE X

General Provisions

SECTION 10.01. No Additional Representations. Purchaser acknowledges that it and its representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, Contracts, insurance policies (or summaries thereof) and other properties and assets of the Companies that it and its representatives have desired or requested to see or review, and that it and its representatives have had a full opportunity to meet with the officers and employees of the Companies to discuss the Business. Purchaser acknowledges that (i) none of Seller, the Companies or any other Person has made any representation or warranty, expressed or implied, as to the Companies or the accuracy or completeness of any information regarding the Companies furnished or made available to Purchaser and its representatives, except as expressly set forth in this Agreement, (ii) Purchaser has not relied on any representation or warranty from Seller or any other Person in determining to enter into this Agreement, except as expressly set forth in this Agreement and (iii) neither Seller nor any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available to Purchaser in any “data rooms”, management presentations or in any other form in expectation of the transactions contemplated hereby.

SECTION 10.02. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other party hereto; provided, however, that, after Closing, Purchaser may assign this Agreement to any of its affiliates without the prior consent of Seller; provided, further, that no assignment shall limit the assignor’s obligations hereunder. Any attempted assignment in violation of this Section 10.02 shall be void. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 10.03. No Third-Party Beneficiaries. Except for the Purchaser Indemnified Persons and the Seller Indemnified Persons, who are intended third party beneficiaries, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 10.04. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, ten days after mailing (two business days in the case of express mail or courier service, or one business day in the case of overnight courier service), as follows:

(4)	if to Purchaser,

OnX Acquisition LLC

c/o Marlin Equity Partners

2121 Rosecrans Avenue, Suite 4325

El Segundo, CA 90245

Facsimile: (310) 364-0110

Attention: Steve Johnson

with a copy to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

Facsimile: (213) 229-6504

Attention: Jeffrey Le Sage, Esq.

(5)	if to Seller,

Agilysys, Inc.

28925 Fountain Parkway

Solon, Ohio 44139

Facsimile: (440) 519-8693

Attention: General Counsel

with a copy to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Facsimile: (216) 579-0212

Attention: Christopher J. Hewitt, Esq.

SECTION 10.05. Interpretation; Exhibits and Schedules; Certain Definitions. (a) The following provisions shall be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (v) this Agreement shall be deemed to have been drafted jointly by the parties hereto and this Agreement shall not be construed against any party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, Exhibit or disclosure letter means a Section or Article of, or an Exhibit or disclosure letter to, this Agreement unless another agreement is specified; (vii) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall, when the context requires, be considered citations to such statutes, regulations, or provisions directly or indirectly superseding such statutes, regulations, or provisions; (viii) the Exhibits and disclosure letters attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) “including” (or any variation thereof) means including, without limitation; and (xi) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The disclosure of any matter or item in any disclosure letter hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed or is otherwise material. Any matter set forth in any provision, subprovision, section or subsection of any disclosure letter hereto shall be deemed to be disclosed and incorporated by reference in any other provision, subprovision, section or subsection of such disclosure letter as though fully set forth therein to the extent that the applicability of such information and disclosure to such other provision, subprovision, section or subsection is reasonably apparent on its face. Any capitalized terms used in any Exhibit or disclosure letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(b) For all purposes hereof:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Ancillary Agreements” means the Transition Services Agreement, the Non-Competition Agreement, the Bill of Sale and the Assignment and Assumption Agreement.

“Assumed Contracts” means all Contracts (including all executory obligations and executory liabilities thereunder) to which Seller and/or one or more of its Affiliates (other than the Companies) is party as of the Closing that are used primarily in the Business that are not being transferred to one or more of the Companies in connection with the Restructuring.

“Business” means the business comprising the reselling of (i) mid-to-high end data center solutions that utilize server, networking and storage hardware, (ii) multiple software technologies, other than software focused on the hospitality and retail software industries (which carve out would not include other software technologies that are sold across industries including to hospitality and retail customers), and (iii) related proprietary services to customers.

“business day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in the City of New York.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means a material adverse effect on the Business, taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur: (i) the general conditions in the industries in which the Business operates, including competition in any of the geographic areas in which the Business operates or developments or changes therein; (ii) any conditions in the general economy in any of the geographic areas in which the Business operates or developments or changes therein; (iii) political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any conditions resulting from natural or manmade disasters or other Acts of God, (v) compliance by Seller or the Companies with its covenants and agreements contained in this Agreement; (vi) any action taken or omitted to be taken by or at the request or with the consent of Purchaser; (vii) the announcement of this Agreement or the transactions contemplated hereby; (viii) currency exchange rates, including any fluctuations or other changes therein; (ix) changes in any Laws or accounting principles; or (x) the failure of the Business to meet internal projections or budgets for any period prior to, on or after the date of this Agreement; provided, however, that with respect to any failure described in clause (x), any effect that may have contributed to or caused such failure may independently constitute a Company Material Adverse Effect to the extent not otherwise excluded by clauses (i) through (ix) of this definition; provided, further, that with respect to clauses (i) and (ii), the effect resulting from such matters does not materially and disproportionately affect the Business, taken as a whole.

“Contamination” means the emission, discharge, release, spill, disposal or dumping of any Hazardous Material to, on, onto or into the environment.

“Contract” means any written contract, lease, license, loan or credit agreement, indenture, agreement, commitment or other legally binding arrangement.

“Data Room” means the data rooms maintained by Seller and/or its Affiliates and made available to Purchaser and its representatives in connection with the transactions contemplated hereby, and all other materials provided or made available to Purchaser and its representatives prior to the date of this Agreement in response to due diligence requests from such parties.

“$” or “dollars” means lawful money of the United States of America.

“EBITDA” means Earnings, Before Interest, Taxes, Depreciation and Amortization, which is equal to operating income plus depreciation and amortization plus any restructuring charges.

“Employee” means any individual who is employed by any of the Companies as of the Closing.

“Environmental Laws” means, collectively, any and all Laws, Judgments or Permits concerning Contamination, protection of the environment, protection of natural resources, or protection of human health and safety relating to exposures of any Person to Hazardous Material.

“ERISA Affiliate” means any entity, trade or business, whether or not incorporated, that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Seller and/or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Seller and/or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” means the liabilities set forth on Section 10.05(b)(i) of the Seller Disclosure Letter.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any national, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Material” shall mean any substance, chemical, material or waste that is subject to regulation under any Law with regard to protection of the environment or protection of health and safety with respect to exposures to hazardous or toxic substances including petroleum or asbestos.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Knowledge” means the actual knowledge without inquiry into the matter, with respect to Seller, of any Person listed in Section 10.05(b)(ii) of the Seller Disclosure Letter, and with respect to Purchaser, of any officer of Purchaser.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.”

“Lien” means any mortgage, lien, security interest, charge, easement, lease, sublease, covenant, right of way, option, claim, restriction or encumbrance of any kind, other than any license of Intellectual Property.

“Net Working Capital” means the current assets of the Companies on a consolidated basis (excluding, for purposes of this Agreement, the cash and cash equivalents of the Companies), minus the current liabilities of the Companies on a consolidated basis, in each case, as calculated in accordance with GAAP and the accounting principles, practices, methodologies and policies set forth on Section 3.04 of the Seller Disclosure Letter.

“Permitted Liens” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes that are not due and payable or that may thereafter be paid without penalty, (ii) Liens that secure obligations that are reflected as liabilities on the Balance Sheet, (iii) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted, (iv) leases, subleases and similar agreements set forth in Section 3.10 of the Seller Disclosure Letter, (v) easements, covenants, rights-of-way and other similar restrictions of record, (vi) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made prior to the Closing, (vii) (A) zoning, building and other similar restrictions and (B) Liens that have been placed by any developer, landlord or other third party on property over which any of the Companies has easement rights or on any Leased Property and subordination or similar agreements relating thereto.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Proceeding” means any judicial, administrative, investigative or arbitral actions, suits or proceedings by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Required Regulatory Approval” means any consents, approvals or authorizations of, or filings with or notifications to Governmental Entities that Seller and Purchaser mutually agree are required to consummate the Acquisition; provided that if it is reasonable for a neutral third party to conclude that any such consent, approval, approval, authorization, filing or notification is required to in order to consummate the Acquisition, such agreement between Seller and Purchaser shall be deemed to have occurred.

“SEC” means the United States Securities and Exchange Commission.

“Seller Shareholder Approval” means the affirmative vote of two-thirds of the votes entitled to be cast by the holders of the outstanding voting power of Seller at the Shareholders Meeting in favor of authorizing this Agreement, the Acquisition and the other transactions contemplated hereby.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.

“Target Working Capital” means $30,000,000.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, value added, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees (including any penalties and interest) arising on the transactions effectuated pursuant to this Agreement.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

(c) Location of Additional Defined Terms. Set forth below is a list of terms defined elsewhere in this Agreement:

Term	Section
Accounting Firm	1.04	(b)
Accounting Standards	3.04
Acquisition	1.02
Adverse Recommendation Change	5.02	(b)
Amended Pre-Closing Returns	8.01	(i)
Asset Acquisition	1.02

Term	Section
Asset Purchase Price	1.02
Asset Purchaser	Preamble
Assignment and Assumption Agreement	1.03	(b)
Agilysys Canada	Recitals
Agilysys Canada Shares	Recitals
Agilysys Europe	Recitals
Agilysys Europe Shares	Recitals
Agilysys LLC	Recitals
Agilysys LLC Equity	Recitals
Balance Sheet(s)	3.04
Balance Sheet Date	3.05
Bank Account Party	5.14
Bill of Sale	1.03	(b)
Breakup Fee	7.02	(b)
Claim Notice	9.03
Claimed Amount	9.04	(b)
Closing	1.03	(a)
Closing Date	1.03	(a)
Share Purchase Price	1.04	(a)
Closing Date Working Capital Statement	1.04	(b)
Closing Working Capital	1.04	(b)
Companies	Recitals
Company Contract	3.10	(a)
Company Intellectual Property	3.09	(c)
Company Organizational Documents	3.01	(b)
Company Property	3.08
Company Representatives	5.02	(a)
Confidentiality Agreement	5.04
Consents	5.05	(c)

Term	Section
Contingent Seller Proposal	5.02	(b)
Damages	9.02
Dispute Notice	8.01	(b)
Employee Plans	3.13
Entity Acquisition	1.02
Estimated Working Capital	1.04	(a)
Estimated Working Capital Statement	1.04	(a)
Existing Materials	5.10	(c)
Existing Proceeding	9.04	(a)
Final Working Capital	1.04	(c)
Final Working Capital Statement	1.04	(c)
Financial Statements	3.04
Financing	4.05
Financing Commitment	4.05
General Enforceability Exceptions	2.02
HSR Act	5.05	(b)
Indemnified Party	9.04	(a)
Indemnifying Party	9.04	(a)
Intellectual Property	3.09	(c)
Intercompany Agreements	3.16
Intercompany Debt	3.16
Intervening Event	5.02	(b)
Leased Property	3.08
Licensed Intellectual Property	3.09	(c)
New Proceeding	9.04	(a)
Non-Competition Agreement	1.03	(b)
Objection Deadline	1.04	(b)
Outside Date	7.01	(a)
Permits	3.14	(b)
Post-Closing Tax Period	8.01	(c)
Pre-Closing Tax Period	8.01	(a)

Term	Section
Proxy Statement	5.06	(a)
Purchase Price	1.02
Purchased Assets	Recitals
Purchaser	Preamble
Purchaser Expenses	7.02	(c)
Purchaser Flexible Account Plans	5.08	(c)
Purchaser 401(k) Plan	5.08	(d)
Purchaser Health Reimbursement Accounts	5.08	(d)
Purchaser HRA Plan	5.08	(d)
Purchaser Indemnified Persons	9.02
Purchaser Material Adverse Effect	4.01
Registered	3.09	(c)
Restructuring	5.12
Retained Names	5.10	(a)
Seller	Preamble
Seller Board Recommendation	2.02
Seller Disclosure Letter	Article II Preamble
Seller Flexible Account Plan	5.08	(c)
Seller 401(k) Plan	5.08	(d)
Seller Health Reimbursement Accounts	5.08	(d)
Seller Indemnified Persons	9.03
Seller Material Adverse Effect	2.01
Seller Takeover Proposal	5.02	(b)
Seller’s Objection	1.04	(b)
Shared Bank Accounts	3.20
Shared Contract	5.05	(d)
Shareholders Meeting	5.06	(d)
Straddle Period	8.01	(c)
Straddle Period Taxes	8.01	(c)
Subject Shares	Recitals

Term	Section
Superior Proposal	5.02	(b)
Tax Return	3.11	(b)
Taxes	3.11	(b)
Taxing Authority	3.11	(b)
Transition Services Agreement	1.03	(b)
TSG Proposal	5.02	(b)
Voting Company Debt	3.02
waiving party	6.05

SECTION 10.06. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party. The electronic transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement.

SECTION 10.07. Entire Agreement. This Agreement, along with the Seller Disclosure Letter and the Exhibits hereto, the Confidentiality Agreement and the Ancillary Agreements, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Confidentiality Agreement.

SECTION 10.08. Amendments, Modifications and Waivers. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of Seller contemplated by this Agreement, by written agreement of the parties to this Agreement, at any time prior to the Closing with respect to any of the terms and conditions contained in this Agreement; provided, however, that after the Seller Shareholder Approval, no such amendment, modification or supplement shall alter or change (a) the Purchase Price, (b) the amount or kind of liabilities to be assumed by Purchaser pursuant to this Agreement, the Acquisition and the other transactions contemplated hereby to any material extent; or (c) any other terms and conditions of this Agreement if such alterations or changes, alone or in the aggregate, would materially adversely affect Seller or any shareholder of Seller. By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

SECTION 10.09. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

SECTION 10.10. Governing Law and Jurisdiction.

(a) This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Ohio, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, and each party hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America of the Northern District of Ohio), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the courts of the State of Ohio (and if jurisdiction in the courts of the State of Ohio shall be unavailable, the Federal courts of the United States of America sitting in the State of Ohio). Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.04. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

SECTION 10.11. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY

WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party acknowledges that it and the other party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.11.

SECTION 10.12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court having jurisdiction pursuant to Section 10.10(b), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

IN WITNESS WHEREOF, the undersigned parties have duly executed this Agreement as of the date first written above.

AGILYSYS, INC.

Name: Martin F. Ellis
Title: President and Chief Executive Officer

AGILYSYS TECHNOLOGY SOLUTIONS GROUP, LLC

Name: Martin F. Ellis Title: President

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the undersigned parties have duly executed this Agreement as of the date first written above.

ONX ACQUISITION LLC

By:	Marlin Equity Partners III, L.P., its Manager

	By:	Marlin Ultimate GP, LLC, its General Partner

By:
Name: Stephen Johnson
Title: Authorized Signatory

ONX ENTERPRISE SOLUTIONS LIMITED

Name: Stephen Johnson
Title: Authorized Signatory

[Signature Page to Stock Purchase Agreement]